
11007080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2010**
Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from: _____to _____

BREKFORD CORP.

(Exact name of registrant as specified in its charter)

Delaware	**000-52719**	**20-4086662**
(State or Other Jurisdiction of Incorporation or Organization)	Commission File Number	(I.R.S. Employer Identification No.)

7020 Dorsey Road, Suite C
Hanover, Maryland 21076
(Address of Principal Executive Office) (Zip Code)

(443) 557-0200
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of June 30, 2010, was approximately $1,536,706 based upon the closing price reported for such date on the OTCQB of the OTC Markets. For purposes of this disclosure, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock and shares held by executive officers and directors of the registrant have been excluded because such persons may be considered to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 40,580,513 as of February 15, 2011.

DOCUMENTS INCORPORATED BY REFERENCE: Part III of this 10-K incorporates by reference certain information from the registrant's definitive proxy statement for its annual stockholders meeting to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

BREKFORD CORP.

INDEX

PART I

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements that have been made pursuant to the provisions of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and concern matters that involve risks and uncertainties that could cause actual results to differ materially from historical results or from those projected in the forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this Annual Report. Words such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable as of the date of this Annual Report, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this Annual Report. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof, to conform such statements to actual results or to changes in our opinions or expectations.

ITEM 1. BUSINESS

Our History

Brekford Corp. is a homeland security technology service provider of fully integrated vehicle upfitting and installation services, rugged computer and video technology and automated traffic safety solutions geared towards mission critical operations. Depending upon the context, the terms "BFDI," "Brekford Corp.," "Company," "we," "our," and "us," refers to Brekford Corp. The Company (formerly California Cyber Design, Inc. ("CCDI")) was incorporated in Delaware on May 27, 1998 and changed its name to American Financial Holdings, Inc. (Pink Sheets:"AFHI") on August 11, 2004. AFHI, a publicly-traded corporation with no operations announced the completion of its share exchange transaction with Pelican Mobile Computers, Inc., a Maryland corporation ("Pelican Mobile"), on January 6, 2006. Pelican exchanged each issued and outstanding share of Pelican Mobile Computers (1,000 shares issued and outstanding at the time of the share exchange) for 25,000 shares of AFHI on a post-split basis (the "Share Exchange") with an aggregate of 25,000,000 shares of Common Stock of AFHI issued to the former shareholders of Pelican Mobile. At the time of the Share Exchange, the existing stockholders of AFHI retained 5,512,103 shares of AFHI's outstanding Common Stock after the cancellation of approximately 2,549,000 shares of Common Stock. As a result, the former shareholders of Pelican Mobile became the majority stockholders of AFHI. Under the terms of the Share Exchange, the Company changed its name to Tactical Solution Partners, Inc. (Pink Sheets: "TTSR"). On April 25, 2008, the Company's stockholders approved a proposal to change its name from Tactical Solution Partners, Inc. to Brekford International Corp. to better reflect our business strategy. Subsequently on July 9, 2010, the Company's stockholders approved a proposal to change our name from Brekford International Corp. to Brekford Corp. On October 27, 2010, the board of directors approved the merger of our subsidiary Pelican Mobile, with the holding company, Brekford Corp., pursuant to Section 253 of the General Corporation Law of the State of Delaware. The merger became effective upon the filing of a Certificate of Ownership and Merger with the State of Delaware (and the appropriate Articles of Merger with the State of Maryland), pursuant to the terms of an Agreement and Plan of Merger. The merger documents were filed with the respective states of Delaware and Maryland on October 28, 2010. Effective upon the completion of the merger the corporate name of the Company, which is the surviving entity in the merger, remained as Brekford Corp. The operations of Pelican Mobile were continued by the Company without interruption following the merger.

Our Business

Brekford Corp. (OTCBB; OTCQB: BFDI) is a homeland security technology service provider of fully integrated vehicle upfitting and installation services, rugged computer and video technology and automated traffic safety solutions geared towards mission critical operations. For more than a decade we have provided services to branches of the U.S. military, various federal entities and numerous security and public safety agencies throughout the United States. We provide these agencies with an end-to-end suite of mobile communications, information technology, vehicle upfitting services, and automated traffic photo enforcement solutions that are designed to streamline procurement processes and offer maximum functionality to their day to day operations.

Brekford is a one-stop shop for vehicle upfitting, cutting edge technology and installation services. We provide ruggedized mobile computers and video systems, bumper-to-bumper vehicle modification products and services for homeland security, law enforcement, fire and emergency vehicles. The Brekford 360 Degree ("360 Degree") approach provides our customers with a one-stop upfitting, cutting edge technology and installation service. The 360 Degree approach is the only stop our customers need to make to purchase law enforcement vehicles (GM, Ford, Dodge), have them upfitted with lights, sirens, radio communication and rugged IT technology and then have them *"ready to roll"*. Our 360 Degree engineered bumper-to-bumper vehicle solution, our commitment to top quality, fast reliable service, along with our streamlined purchasing process is why we believe Brekford is the best all-around vehicle and automated traffic enforcement solutions provider.

Products and Services

Law enforcement agency, fire department and EMS personnel have unique requirements for fleet vehicle upfitting and IT equipment to include characteristics such as ruggedness and reliability. The equipment must be able to work in extreme environments that include high levels of vibration and shock, wide temperature ranges, varying humidity, electromagnetic interference and voltage and current transients. Our rugged and non-rugged IT products and mobile data communication systems provide public safety workers with the unique functionalities necessary to enable effective response to emergency situations.

We distinguish ourselves by truly being a "one-stop shop" for vehicle upfitting, cutting edge technology, and installation services. Unlike our competitors, we provide customers with one place to purchase law enforcement vehicles that are not only upfitted with the traditional lights and sirens but also with rugged IT hardware and communication equipment.

For more than a decade, we have been a distributor for most major brands in the mobile technology arena. We handle everything from Panasonic Toughbooks® and Arbitrator® digital video systems to emergency lighting systems and wireless technology. We believe we have all of the high-end products our customers need to handle their day to day operations and protect the public they serve. Every product we sell is tested by highly trained technicians and guaranteed to work in even the most extreme conditions. We specialize in seamlessly incorporating custom-built solutions within existing networks. We deliver our end-to-end solutions with service programs that work for agencies large and small, from turn-key drop shipping to municipal leases. Our commitment is to design and deliver solutions that meet or exceed industry standards for safety, ergonomics, reliability, serviceability and uniformity.

360 Degree Vehicle Solution

The 360 Degree vehicle solution provides complete vehicle upfitting, mobile data and video solutions including municipal financing and leasing services for agencies. The 360 Degree vehicle solutions approach provides customers with a one-stop upfitting, cutting edge technology and installation service. We provide and install most major brands of law enforcement vehicle equipment. Our mission is to provide and install equipment that ensures safe and efficient vehicles while incorporating the latest technological advances. We adhere to strict quality control procedures and provide comprehensive services. The Brekford certified technician team provides our customers with the highest level of expertise and service from inception to completion, including maintenance and upgrades.

Automatic Traffic Enforcement - Photo Speed Enforcement

Automatic traffic enforcement systems are one of a wide range of measures that are effective at reducing vehicle speeds and crashes. The automated speed enforcement (ASE) system is an enforcement technique with one or more motor vehicle sensors producing recorded images of motor vehicles traveling at speeds above a defined threshold. Images captured by the ASE system are processed and reviewed in an office environment and violation notices are mailed to the registered owner of the identified vehicle. ASE is a method of traffic speed enforcement that is used to detect speeding violations and record identifying information about the vehicle and/or driver. Violation evidence is processed and reviewed in an office environment and violation notices are delivered to the registered owners of identified vehicles after the alleged violation occurs. ASE, if used, is one technology available to law enforcement as a supplement and not a replacement for traditional enforcement operations. Evaluations of ASE, both internationally and in the United States have identified some advantages over traditional speed enforcement methods. These include:

- *High rate of violation detection.* ASE units can detect and record multiple violations per minute. This can provide a strong deterrent effect by increasing drivers' perceived likelihood of being cited for speeding.

- *Physical safety of ASE operators and motorists.* ASE can operate at locations where roadside traffic stops are dangerous or infeasible, and where traffic conditions are unsafe for police vehicles to enter the traffic stream and stop suspected violators. With ASE there is normally no vehicle pursuit or confrontation with motorists. ASE might also reduce the occurrence of traffic congestion due to driver distraction caused by traffic stops on the roadside.

- *Fairness of operation.* Violations are recorded for all vehicles traveling in excess of the enforcement speed threshold.

- *Efficient use of resources.* ASE can act as a "force multiplier," enhancing the influence of limited traffic enforcement staff and resources.

In Car Mobile Video System and Rugged Mobile Data Solutions

We develop integrated, interoperable, feature-rich mobile systems enabling first responders, police, fire and EMS, to obtain and exchange information in real-time. The rapid dissemination of real-time information is critical to determine and assure timely and precise resource allocation by public sector decision makers. As a premiere Panasonic toughbook partner, we augment these rugged laptops by designing and manufacturing vehicle mounting systems and docking stations for in-vehicle communication equipment. From rugged laptop computers, tablets and hand-helds, GPS terminals, two-way radios, and full console systems, we provide ergonomically sound mounting products with full port replication.

Toughbook Arbitrator is a rugged revolution in law enforcement video capture. The Toughbook Arbitrator is a rugged and durable mobile digital video system. The fully-integrated system offers unparalleled video capture (up to 360 degrees), storage and transfer, and is designed to work with back-end software for seamless video management, including archiving and retrieving.

An Automatic License Plate Reader (ALPR) is an image-processing technology used to identify vehicles by their license plates. License Plate Readers (LPRs) can record plates at about one per second at speeds of up to 100 MPH and often utilize infrared cameras for clarity and to facilitate reading at any time of day or night. The data collected can either be processed in real-time, at the site of the read, or it can be transmitted to remote centers and processed at a later time.

Electronic Ticketing System - Slick-Ticket

Many of today's law enforcement agencies are struggling to balance the increasing demand from their citizens for more services with limited and/or declining budgets. One of the easiest and most cost-effective ways agencies can address this issue is by deploying an electronic ticketing, or E-Ticketing solution. Automating the ticket issuing and processing system can significantly decrease cost, increase productivity and improve officer safety. Brekford offers a unique functionality that streamlines the data entry process even further. For agencies that have deployed a mobile data system on their mobile computers that enables officers to run background queries from national (NCIC), state, and local databases, the Brekford solution captures the data from these mobile query files and auto-populates all of the requisite data into the citation form on the screen. Brekford's *Slick-Ticket*™ product is a fully portable over the seat organizer for public safety vehicles, specially designed to house a printer and scanner to allow law enforcement officers to quickly access driver's license and registration information as well as issue tickets, warnings and citations.

Purchasing and Order Fulfillment

We work with manufacturers and distributors to secure the lowest cost possible while taking advantage of any available incentives in order to maximize product margins, provide competitive pricing and minimize delivery time to our customers. Typically, once our sales persons receive orders from our customers, we then purchase the required products from manufacturers such as Panasonic and then sell (and where necessary install) the products to our customers.

Business Strategy

The primary products and services from which Brekford has earned revenue and anticipates we will continue to earn revenue is through our product and service lines. These include rugged mobile computers, vehicle mounting systems, video systems, vehicle upfitting or outfitting, electronic ticketing system-slick ticket and installation and maintenance services of all the above components in first responder law enforcement vehicles. Additionally, in April 2010 we launched our automatic traffic enforcement program providing speed and red light camera services. The public safety communications market is a $4.2 billion market with the rugged mobile technology market growing at 10% per annum. Police, fire and EMS personnel have unique requirements for communication, ruggedness, reliability and quality. Their equipment must be able to work in extreme environments that include high levels of vibration and shock, wide temperature ranges, varying humidity, electromagnetic interference and voltage and current transients. Furthermore, public safety personnel and emergency responders are demanding tailored mobile communication solutions that enable real-time access and exchange of critical data to assure timely and precise resource allocation by public sector decision makers. Brekford's in-vehicle technology and communication solutions provide public safety workers and emergency responders with the unique functionalities necessary to enable effective response to emergency situations. The automatic traffic enforcement business including speed and red-light cameras enforcement is a market by itself. The U.S.Marketscape for red-light systems is estimated at 20,000 to 30,000 systems and the market for speed cameras is estimated at 35,000 to 50,000 systems. The industry penetration as of February 2010 is 18% for red light systems and 2% for speed systems. According to the Insurance Institute for Highway Safety (www.iihs.org), 22 states have currently adopted legislation for red light systems and eight states have speed camera legislation. We believe we have already made a foothold in this business within a relatively short time by securing contracts with two municipalities in Maryland and our goal is to become a major player in this business concentrating initially within the Mid-Atlantic region. There are only a handful of competitors that are currently providing automatic traffic enforcement services with three companies that are considered leaders of this industry. Because we believe we possess a technical advantage and reputable customer service we anticipate competing with these leaders within a relatively short time.

The majority of our recent sales and services have occurred within the Mid-Atlantic region, which is comprised of the states of Maryland, Virginia, Delaware, New Jersey and Pennsylvania. However, our goal is to expand our products and services to customers nationwide, especially with respect to our automated traffic enforcement business.

Competition

Although we operate in an industry that has experienced substantial growth in recent years, it is also characterized by extensive fragmentation and intense competition. As such, larger competitors may have greater buying power and therefore may be able to offer better pricing, which is one of the key factors in determining whether a contract will be awarded by local, state and federal agencies with limited budgets. In addition, although the majority of our sales are to government agencies and other government contractors with historically stable operating budgets, the significant economic downturn and recession has had and will most likely continue to have a detrimental effect on our rate of growth and, if long-term, an adverse effect on our financial condition and operating results.

To address these competitive pressures and industry trends, we intend to grow revenues by:

- Offering an expanded platform of products and higher-end technical services to our existing customers;
- Increasing our customer base by expanding our offerings into additional regions;
- Offering 360 Degree one-stop shop for "smart" law enforcement vehicle and municipal lease/financing options on full vehicle build-outs;
- Using our placement on the General Services Administration ("GSA") Schedule 84, a preferred, pre-negotiated contract that provides significant revenue opportunities from federal, state and local governments, which, along with the passage of the Local Preparedness Acquisition Act, management believes will benefit our upfitting group by opening up our products and services to federal, state and local governments with which we have not done business before;
- Increasing installation sales of Automatic Traffic Enforcement - Photo Speed Enforcement. The global economic environment may present opportunities and challenges in the year ahead, yet municipalities will still need to address road safety issues and photo-enforcement is a crucial tool in that task; and
- We intend to continue to invest in research and development to ensure that out technologies remain at the forefront of the industry.

Customers

During the year ended December 31, 2010, there were two customers each of which had total sales greater than 10% of total net sales. Accounts receivable due from three customers amounted to 22.7%, 18.4 % and 18.0% respectively, of total accounts receivable at December 31, 2010. During the year ended December 31, 2010, sales to government and commercial customers represented 94.2% and 5.8% of net sales for the year, respectively.

Employees

As of February 4, 2011, we employed 28 full-time and no part-time employees. We have never had a work stoppage, and none of our employees are represented by collective bargaining agreements. We anticipate hiring additional employees to ensure timely delivery of customer projects and services, as necessary. Additionally, we intend to use the services of independent consultants and contractors to perform various professional services, when appropriate. We believe that this use of third-party service providers may enhance our ability to contain general and administrative expenses.

Corporate Information

Our principal executive offices are located at 7020 Dorsey Road, Suite C, Hanover, Maryland 21076, and our telephone number is (443) 557-0200, www.brekford.com.

Available Information

Our internet address is www.brekford.com. We provide, free of charge, on the Investor Relations page of our website access to our annual report on Form 10-K and quarterly reports on Form 10-Q, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information appearing on our website is not incorporated by reference and is not a part of this report.

ITEM 2. PROPERTIES

Our corporate headquarters and first responder technology integration center is located in Hanover, Maryland in an approximately 22,000 square foot office and warehouse facility which is leased at various monthly rates for a 92-month term expiring on January 15, 2015. The Company also leases approximately 2,500 square feet of office space from Peppermill Properties, LLC, a Maryland limited liability company ("Peppermill"). Peppermill is owned and managed by Chandra (C.B.) Brechin and Scott Rutherford, both officers, directors and principal stockholders of the Company. On June 1, 2010, the Company entered into a three-year lease with Peppermill. This space is used for the expansion of business. The total minimum lease payments due under the Company's lease agreements are $940,062.

ITEM 3. LEGAL PROCEEDINGS

The Company is not involved in any material pending legal proceeding. The Company may be involved in litigation and other legal proceedings from time to time in the ordinary course of its business. The Company believes the ultimate resolution of these ordinary course litigation matters will not have a material effect on the Company's financial position, results of operations or cash flows.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of February 15, 2011, there were 40,580,513 shares of Common Stock outstanding held by approximately 42 stockholders of record, solely based upon the count our transfer agent provided us as of that date. This number does not include:

- any beneficial owners of Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries, or

- broker-dealers or other participants who hold or clear shares directly or indirectly through the Depository Trust Company, or its nominee, Cede & Co.

On January 30, 2008, our Common Stock began trading on the OTCBB under the ticker symbol "BFDI". Prior to January 30, 2008, our Common Stock had been quoted over-the counter on the Pink Sheets LLC automated electronic quotation service under the ticker symbol "TTSR". Since April 2010, our Common Stock has also been quoted on the OTCQB tier of the OTC Markets under the ticker symbol "BFDI". Our Common Stock is not listed on any national or regional securities exchange.

The following table sets forth, for the periods presented, the high and low bid price ranges of our Common Stock as reported on the OTCBB .. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal year ended December 31, 2009:		
First Quarter	$0.08	$0.03
Second Quarter	$0.06	$0.03
Third Quarter	$0.16	$0.03
Fourth Quarter	$0.20	$0.09
Fiscal year ended December 31, 2010:		
First Quarter	$0.23	$0.11
Second Quarter	$0.17	$0.09
Third Quarter	$0.12	$0.07
Fourth Quarter	$0.12	$0.09

Dividends

We have never declared or paid dividends on our Common Stock. We intend to use retained earnings, if any, for the operation and expansion of our business, and therefore do not anticipate paying cash dividends in the foreseeable future.

In addition, the General Corporation Law of the State of Delaware prohibits us from declaring and paying a dividend on our Common Stock at a time when we do not have either (as defined under that law):

- a surplus, or, if we do not have a surplus,

- net profit for the year in which the dividend is declared and for the immediately preceding year.

Equity Compensation Plan

The following table provides information as of December 31, 2010 with respect to employee compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights Column (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights Column (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) Column (c)
Equity compensation plans approved by security holders	—	—	7,480,000
Equity compensation plans not approved by security holders	—	—	—

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of Common Stock during the quarter ended December 31, 2010:

Issuer Purchases of Equity Securities

	Total Number of Securities Purchased	Average Price Paid per Share	Total Number of shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
October 2010	—	—	—	—
November 2010	—	—	—	—
December 2010	—	—	—	—

On September 7, 2010, the Company issued a press release announcing that its board of directors authorized a stock repurchase program permitting the Company to repurchase up to $500,000 in shares of its outstanding Common Stock over the next 12 months. The shares of Common Stock may be purchased from time to time in open market transactions or in privately negotiated transactions at the Company's discretion.

Unregistered Sales of Equity Securities

Except as provided herein, all unregistered sales of securities issued during the fiscal year ended December 31, 2010 have been previously reported on the Company's quarterly reports on Form 10-Q or current reports on Form 8-K.

On November 26, 2010, we issued 500,000 shares of Common Stock to our vice president of finance, Tin Khin, in consideration for past services rendered, pursuant to a restricted stock agreement between the Company and Mr. Khin under our 2008 Stock Incentive Plan. The issuance of securities described was exempt from registration under the Securities Act of 1933 (the "Securities Act") in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The securities are restricted securities for purposes of the Securities Act. A legend was placed on the certificate representing the securities providing that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto and other financial information appearing elsewhere in this Annual Report.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in "Item 1. Business," and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's beliefs and opinions as of the date of this Annual Report. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a homeland security technology service provider of fully integrated vehicle upfitting and installation services, rugged computer and video technology and automated traffic safety solutions geared towards mission critical operations. For more than a decade we have provided services to branches of the U.S. military, various federal entities and numerous security and public safety agencies throughout the United States. We provide these agencies with an end-to-end suite of rugged mobile communications, information technology, vehicle upfitting services, and automated traffic photo enforcement solutions that are designed to streamline procurement processes and offer maximum functionality to their day to day operations.

Brekford is a one-stop shop for vehicle upfitting, cutting edge technology and installation services. We provide ruggedized mobile computers and video systems, bumper-to-bumper vehicle modification products and services for homeland security, law enforcement, fire and emergency vehicles. The 360 Degree approach provides our customers with a one-stop upfitting, cutting edge technology and installation service. The 360 Degree approach is the only stop our customers need to make to purchase law enforcement vehicles (GM, Ford, Dodge), have them upfitted with lights, sirens, radio communication and rugged IT technology and then have them *"ready to roll"*. The Company also provides a 360 Degree approach to automatic traffic enforcement from hardware, equipment, installation and including the back office operations for processing, collection and disbursement of fines due to violations. Automatic traffic safety enforcement covers speed and red light violations. Our 360 Degree engineered bumper-to-bumper vehicle solution, our commitment to top quality fast reliable service, along with our streamlined purchasing process is why we believe Brekford is the best all-around rugged mobile communications, information technology, vehicle upfitting services, and automated traffic safety solutions provider.

Application of Critical Accounting Policies and Pronouncements

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments affecting the reporting amounts of assets and liabilities, expenses and related disclosures. We base our estimates on historical experience, our knowledge of economic and market factors and various other assumptions we believe to be reasonable under the circumstances. We may also engage third party specialists to assist us in formulating estimates when considered necessary. Estimates and judgments used in the preparation of our financial statements are, by their nature, uncertain and unpredictable and depend upon, among other things, many factors outside of our control, such as demand for our products and economic conditions. Accordingly, our estimates and judgments may prove to be different from actual amounts that may only be determined upon the outcome of one or more confirming events and actual results may differ, perhaps significantly, from these estimates under different estimates, assumptions or conditions. We believe the critical accounting policies below are affected by estimates, assumptions and judgments used in the preparation of our financial statements.

Accounts Receivable Allowance

Accounts receivable are carried at estimated net realizable value. The Company has a policy of reserving for uncollectable accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company calculates the allowance based on a specific analysis of past due balances. Past due status is based on how recently payments have been received by customers. Actual collection experience has not differed significantly from the Company's estimates, due primarily to credit and collections practices and the financial strength of its customers.

Revenue Recognition

The Company recognizes revenue when all four basic criteria are met (i) persuasive evidence of an arrangement exists, (ii) delivery or installation has been completed, (iii) the customer accepts and verifies receipt, and (iv) collectability is reasonably assured. The Company considers delivery to its customers to have occurred at the time in which products are delivered and/or installation work is completed and the customer acknowledges its acceptance of the work. For automatic traffic enforcements, the Company recognizes revenues on the date that the Company determines a valid violation occurred.

Income Taxes

The Company uses the liability method to account for income taxes. Income tax expense includes income taxes currently payable and deferred taxes arising from temporary differences between financial reporting and income tax bases of assets and liabilities. Deferred income taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense, if any, consists of the taxes payable for the current period. Valuation allowances are established when the realization of deferred tax assets are not considered more likely than not.

Results of Operations

Comparative Results of Operations for the Years Ended December 31, 2010 and 2009

The following tables summarize selected items from the statement of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

	Year Ended December 31,		Decrease	
	2010	2009	$	%
Revenues	$ 11,608,828	$ 14,557,241	$ (2,948,413)	(20.3)%
Cost of Sales	9,698,228	11,918,416	(2,220,188)	(18.6)%
Gross Profit	$ 1,910,600	$ 2,638,825	$ (728,225)	(27.6)%
Gross Profit Percentage of Revenue	16%	18%		

Revenues

Revenues for the year ended December 31, 2010 were $11,608,828 compared to $14,557,241 for the year ended December 31, 2009, a decrease of $2,948,413 or 20.3%, primarily due to a decrease in sale of laptops, modems and installation services during the year ended December 31, 2010 due to a tightening market for laptops and cuts in federal, state and local government budgets for equipment and vehicle purchases.

Cost of Sales

Cost of sales for the year ended December 31, 2010 was $9,698,228 compared to $11,918,416 for the year ended December 31, 2009, a decrease of $2,220,188 or 18.6%, primarily due to the decrease in sales of laptops and installations and an increase in vehicle upfitting services with higher gross profit margin and also due to a new revenue stream from the automatic traffic enforcement program starting in the fourth quarter of 2010.

Expenses

	Year Ended December 31,		Decrease	
	2010	2009	$	%
OPERATING EXPENSES				
Salaries and related expenses	$ 960,285	$ 1,057,477	$ (97,192)	(9.2)%
Selling, general and administrative expenses	834,122	945,302	(111,180)	(11.8)%
Total operating expenses	$ 1,794,407	$ 2,002,779	$ (208,372)	(10.4)%

Salaries and Related Expenses

Salaries and wages for the year ended December 31, 2010 amounted to $960,285 compared to $1,057,477 for the year ended December 31, 2009, a decrease of $97,192 or 9.2%. The decrease is primarily due to tighter control in hiring employees as well as the elimination of a third party professional employer organization services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2010 were $834,122 compared to $945,302 for the year ended December 31, 2009, a decrease of $111,180 or 11.8%. The decrease is primarily due to the controlled spending and certain cost cutting measures which were continued in the year ended December 31, 2010. A portion of the total operating expenses consisted of initial set up expenses incurred for the automatic traffic enforcement program.

Other Expense and Income

	Year Ended December 31,		(Decrease)/Increase	
	2010	2009	$	%
OTHER INCOME (EXPENSE)				
Interest expense	$ (127,383)	$ (35,372)	$ (92,011)	260.1%
Interest Income	19,007	19,702	(695)	(3.5)%
Other Income	—	37,381		
Total other (expense) income	$ (108,376)	$ 21,711	$ (130,087)	599.1%

Interest expense for the year ended December 31, 2010 were $127,383 compared to $35,372 for the year ended December 31, 2009 an increase of $92,011 or 260.1%. The increase was primarily due to Company financing the transaction from the proceeds of convertible promissory notes issued on November 9, 2009 by the Company in favor of three directors of the Company, in the respective principal amounts of $250,000, $250,000 and $200,000 (each, a "Promissory Note, and together, the "Promissory Notes"). Each Promissory Note bears 12% interest per annum. A portion of the interest expense also consisted of certain equipment and vehicles the Company financed under separate non-cancelable equipment loan and security agreements.

Interest income for the year ended December 31, 2010 was $19,007 compared to $19,702 for the year ended December 31, 2009 a decrease of $695 primarily due to closing of one of the interest bearing accounts.

Financial Condition, Liquidity and Capital Resources

At December 31, 2010, we had total current assets of $3.5 million and current liabilities of $1.1 million resulting in a working capital surplus of $2.4 million. At December 31, 2009, we had total current assets of $3.7 million and current liabilities of $1.1 million, resulting in a working capital surplus of $2.6 million.

Management believes that the Company's current level of working capital combined with funds that it expects to generate in its operations during the next twelve months and available from its $500,000 revolving line of credit facility will be sufficient to sustain the business through at least December 31, 2011. While the Company has taken certain measures to conserve its liquidity as it continues the effort to pursue its business initiatives, there can be no assurance that the Company will be successful in its efforts to expand its operations or that the expansion of its operations will improve its operating results. The Company also cannot provide any assurance that the current economic and budget crisis faced by federal, state and local governments, will not have a material adverse effect on the business that could require it to raise additional capital or take other measures to sustain operations in the event that outside sources of capital are not available. Although the Company has no specific indication that its business will be further affected by the current economic downturn or at a level beyond management's ability to manage this risk, this matter is an uncertainty that is under continuous review by management and could also effect the availability of external funding if needed. If the Company encounters unforeseen circumstances it may need to curtail certain of its operations. Although management believes the Company has access to capital resources, it has not secured any commitments for new financing at this time, other than the revolving line of credit with a bank reported in this Annual Report, nor can it provide any assurance that new capital will be available to it on acceptable terms, if at all.

Off-Balance Sheet Arrangements

The Company is not party to any off-balance sheet transactions as defined in Item 303 of the Securities and Exchange Commission's Regulation S-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and
Stockholders of Brekford Corp.

We have audited the accompanying consolidated balance sheets of Brekford Corp. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brekford Corp. as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company
Stegman & Company

Baltimore, Maryland
February 22, 2011

BREKFORD CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash	$ 1,534,317	$ 1,750,362
Accounts receivable, net of allowance of $0 in 2010 and 2009	1,621,764	1,236,127
Unbilled receivables, net of allowance of $4,500 in 2010	131,343	—
Prepaid expenses	24,342	259,762
Inventory	199,332	418,833
Total current assets	3,511,098	3,665,084
Property and equipment, net	1,011,950	432,832
Other non-current assets	27,542	24,872
Total assets	$ 4,550,590	$ 4,122,788
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 801,955	$ 836,063
Accrued payroll and related expenses	48,411	17,157
Income tax payable	68,937	80,000
Customer deposits	14,059	27,060
Deferred revenue	56,416	25,000
Obligations under capital leases – current portion	121,779	24,799
Deferred rent – current portion	35,087	42,063
Total current liabilities	1,146,644	1,052,142
Long-term liabilities:		
Notes payable – stockholders, net of discount	700,000	421,370
Obligations under capital leases, net of current portion	232,324	17,628
Notes payable - auto	19,298	—
Deferred rent, net of current portion	188,839	223,926
Total long-term liabilities	1,140,461	662,924
Total liabilities	2,287,105	1,715,066
Stockholders' equity:		
Preferred stock, par value $0.0001 per share; 20,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.0001 per share; 150,000,000 shares authorized; 40,580,513 issued and outstanding as of December 31, 2010 and 39,705,513 shares issued outstanding as of December 31, 2009	4,059	3,971
Additional paid-in capital	9,853,059	10,005,201
Accumulated deficit	(7,593,633)	(7,601,450)
Total stockholders' equity	2,263,485	2,407,722
Total liabilities and stockholders' equity	$ 4,550,590	$ 4,122,788

The accompanying notes are an integral part of these consolidated financial statements.

BREKFORD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2010	2009
Net Sales	$ 11,608,828	$ 14,557,241
Cost of sales	9,698,228	11,918,416
Gross profit	1,910,600	2,638,825
Operating expenses:		
Salaries and related expenses	960,285	1,057,477
Selling, general and administrative expenses	834,122	945,302
Total operating expenses	1,794,407	2,002,779
Income from operations	116,193	636,046
Other (expense) income:		
Interest expense	(127,383)	(35,372)
Interest income	19,007	19,702
Other income	—	37,381
Total other (expense)income	(108,376)	21,711
Income before income taxes	7,817	657,757
Income tax expense	—	80,000
Net income	$ 7,817	$ 577,757
Net income per share – basic and diluted	$ 0.00	$ 0.01
Weighted average shares outstanding used in computing per share amounts:		
Basic	39,921,046	53,588,970
Diluted	39,921,046	55,013,628

The accompanying notes are an integral part of these consolidated financial statements.

BREKFORD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock		Treasury Stock		Additional Paid-In	Accumulated	
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total
BALANCE – January 1,2009	59,626,565	$ 5,963	(1,904,025)	(227,683)	$ 10,494,892	$ (8,179,207)	$ 2,093,965
Cancellation of treasury shares	(1,811,052)	(181)	1,904.025	227,683	(227,502)	—	—
Repurchase and cancellation of common stock	(18,910,000)	(1,891)	—	—	(698,109)	—	(700,000)
Common stock issued in connection with legal settlement)	800,000	80	—	—	135,920	—	136,000
Beneficial conversion on notes payable - shareholders	—	—	—	—	300,000	—	300,000
Net income	—	—	—	—	—	577,757	577,757
BALANCE – December 31,2009	$ 39,705,513	3,971	—	—	10,005,201	(7,601,450)	2,407,722
Shares issued (Common stock issued in connection with legal settlement)	375,000	38	—	—	44,962	—	45,000
Reversal of unamortized discount on notes payable	—	—	—	—	(242,054)	—	(242,054)
Restricted shares issues to employee	500,000	50	—	—	44,950	—	45,000
Net income	—	—	—	—	—	7,817	7,817
BALANCE – December 31, 2010	$ 40,580,513	$ 4,059	—	$ —	$ 9,853,059	$ (7,593,633)	$ 2,263,485

The accompanying notes are an integral part of these consolidated financial statements.

BREKFORD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2010	2009
Cash flows from operating activities:		
Net income	$ 7,817	$ 577,757
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	121,681	98,322
Share-based compensation	45,000	—
Share-based legal settlement	45,000	136,000
Amortization of debt discount	36,575	21,370
Deferred rent	(42,063)	(20,778)
Loss on disposal of fixed assets	—	39,510
Bad debt expense	13,306	—
Gain recognized on capital lease termination	—	(41,437)
Changes in operating assets and liabilities:		
Accounts receivable	(394,143)	994,352
Unbilled Receivables	(136,143)	
Prepaid expenses and other non-current assets	232,750	207,733
Inventory	219,501	(142,908)
Accounts payable and accrued expenses	(34,108)	(942,284)
Accrued payroll and related expenses	31,255	(33,188)
Income tax payable	(11,063)	80,000
Customer deposits	13,001	27,060
Deferred revenue	31,416	25,000
Net cash provided by operating activities	153,780	1,026,509
Cash flows from investing activities:		
Purchases of property and equipment	(326,843)	(49,210)
Proceeds from sale of fixed assets	—	20,000
Release of restricted cash	—	331,823
Net cash (used in) provided by investing activities	(326,843)	302,613
Cash flows from financing activities:		
Payments on notes payable - auto	(4,658)	—
Principal payments on lease obligation	(38,324)	(15,211)
Net cash used in financing activities	(42,982)	(15,211)
Net (decrease)increase in cash	(216,045)	1,313,911
Cash – beginning of year	1,750,362	436,451
Cash – end of year	$ 1,534,317	$ 1,750,362
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 90,808	$ 10,999
Cash paid for income taxes	$ 11,063	$ —
Supplemental disclosures of non-cash investing and financing activities:		
Reversal of Unamortized Discount on Notes Payable	$ 242,054	$ —
Notes payables incurred in connection with purchase of equity securities	$ —	$ 700,000
Non cash acquisition of equipment	$ 373,956	

The accompanying notes are an integral part of these consolidated financial statements.

BREKFORD CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Description of the Business

Brekford Corp. ("Brekford" or the "Company") is a homeland security technology service provider of fully integrated vehicle upfitting and installation services, rugged computer and video technology and automated traffic safety solutions geared towards mission critical operations. For more than a decade we have provided services to branches of the U.S. military, various federal entities and numerous security and public safety agencies throughout the United States. We provide these agencies with an end-to-end suite of rugged mobile communications, information technology, vehicle upfitting services, and automated traffic photo enforcement solutions that are designed to streamline procurement processes and offer maximum functionality to their day to day operations.

Brekford is a one-stop shop for vehicle upfitting, cutting edge technology and installation services. We provide ruggedized mobile computers and video systems, bumper-to-bumper vehicle modification products and services for homeland security, law enforcement, fire and emergency vehicles. The Brekford 360 Degree approach provides our customers with a one-stop upfitting, cutting edge technology and installation service. The 360 Degree approach is the only stop our customers need to make to purchase law enforcement vehicles (GM, Ford, Dodge), have them upfitted with lights, sirens, radio communication and rugged IT technology and then have them *"ready to roll"*. The Company also provides a 360 Degree approach to automatic traffic enforcement from hardware, equipment, installation and including the back office operations for processing, collection and disbursement of fines due to violations. Automatic traffic safety enforcement covers speed and red light violations. Our 360 Degree engineered bumper-to-bumper vehicle solution, our commitment to top quality fast reliable service, along with our streamlined purchasing process is why we believe Brekford is the best all-around rugged mobile communications, information technology, vehicle upfitting services, and automated traffic safety solutions provider.

Principles of Consolidation

The financial statements of Brekford include accounts of the Company and its various business units. For the year ended December 31, 2009 the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Pelican Mobile Computers. During the year ended December 31, 2010 Pelican Mobile Computers was merged into Brekford Corp.

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash accounts with major financial institutions. Cash deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. From time to time deposits may vary.

Accounts Receivable and Unbilled Receivables

Accounts receivable and unbilled receivables are carried at estimated net realizable value. The Company has a policy of reserving for uncollectable accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company calculates the allowance based on a specific analysis of past due balances. Past due status is based on how recently payments have been received by customers. Actual collection experience has not differed significantly from the Company's estimates, due primarily to credit and collections practices and the financial strength of its customers.

Inventory

Inventory principally consists of hardware and third-party packaged software that is modified to conform to customer specifications and held temporarily until the completion of a contract. These amounts are stated at lower of cost or market on a first-in, first-out ("FIFO") method.

Property and Equipment

Property and equipment is stated at cost. Depreciation of furniture, vehicles, computer equipment and software and phone equipment is calculated using the straight-line method over the estimated useful lives (two to ten years), and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term (which is three to five years).

Revenue Recognition

The Company recognizes revenue when all four basic criteria are met (i) persuasive evidence of an arrangement exists, (ii) delivery or installation has been completed, (iii) the customer accepts and verifies receipt, and (iv) collectability is reasonably assured. The Company considers delivery to its customers to have occurred at the time in which products are delivered and/or installation work is completed and the customer acknowledges its acceptance of the work. For automatic traffic enforcement revenue, the Company recognizes the revenue on the date that the Company determines a valid violation occurs.

The Company provides its customers with a warranty against defects in the installation of its vehicle upfitting solutions for one year from the date of installation. Warranty claims were insignificant for the years ended December 31, 2010 and 2009. The Company also performs warranty repair services on behalf of the manufacturers of the equipment it sells. The Company does not currently offer separately priced extended warranty and product maintenance contracts, nor does the Company reduce its prices in anticipation of selling extended warranties offered by the manufacturers of the equipment it sells. Revenues from warranty services were insignificant during the years ended December 31, 2010 and 2009.

Shipping and Handling Costs

All amounts billed to customers related to shipping and handling are included in products revenues and all costs of shipping and handling are included in cost of sales in the accompanying consolidated statements of operations. The Company incurred shipping and handling costs of $38,519 and $51,304 for the years ended December 31, 2010 and 2009, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. These expenses are included in selling, general and administrative expenses in the accompanying statements of operations. Advertising expense amounted to $12,615 and $24,515 for the years ended December 31, 2010 and 2009, respectively.

Share-Based Compensation

The Company accounts for stock incentive plans by measurement and recognition of compensation expense for all share-based awards on estimated fair values, net of estimated and actual forfeitures, on a straight line basis over the period during which the employee is required to provide services in exchange for the award.

Income Taxes

The Company uses the liability method to account for income taxes. Income tax expense includes income taxes currently payable and deferred taxes arising from temporary differences between financial reporting and income tax bases of assets and liabilities. Deferred income taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense, if any, consists of the taxes payable for the current period. Valuation allowances are established when the realization of deferred tax assets are not considered more likely than not.

In the ordinary course of business there is inherent uncertainty in quantifying income tax positions. The Company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records largest amount of tax benefit with greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. When applicable, associated interest and penalties are recognized as a component of income tax expense. Accrued interest and penalties are included within the related tax asset or liability on the accompanying Consolidated Balance Sheets.

Earnings Per Share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share are computed by adjusting the denominator of the basic earnings per share computation for the effect of potential dilutive common shares outstanding during the period.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amount of the Company's note obligations approximate fair value, as the terms of these notes are consistent with terms available in the market for instruments with similar risk.

Newly Issued Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, *Multiple Deliverable Revenue Arrangements* ("ASU 2009-13"), which applies to all deliverables in contractual arrangements in which a vendor will perform multiple revenue-generating activities. In April 2010, the FASB issued ASU 2010-17, *Revenue Recognition—Milestone Method* ("ASU 2010-17"), which defines a milestone and determines when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. These pronouncements are codified in ASC Topic 605, Revenue Recognition, and will be effective for our fiscal year that begins January 1, 2011. These pronouncements may be applied prospectively or retrospectively, and early adoption is permitted. We are evaluating the impact that adoption of ASU 2009-13 and ASU 2010-17 may have on our consolidated financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,	
	2010	2009
Leasehold improvements	$ 466,420	$ 447,195
Computer equipment and software	258,473	58,418
Vehicles	130,314	105,273
Furniture	86,601	61,489
Cameras	402,015	—
Phone equipment	29,351	—
	1,373,174	672,375
Accumulated depreciation and amortization	(361,224)	(239,543)
	$ 1,011,950	$ 432,832

Depreciation and amortization of property and equipment for the years ended December 31, 2010 and 2009 was $121,681 and $98,322, respectively. Cameras include $ 280,000 worth of equipment that are idle or have not been deployed as of December 31,2010.

NOTE 3 – LINE OF CREDIT AND LETTER OF CREDIT

On November 4, 2010, the Company entered into a $500,000 revolving line of credit agreement with a bank. Under this agreement the Company may repay principal amounts and re-borrow them during the term of the agreement. Interest is payable at the rate of the BBA LIBOR Daily Floating rate plus 4%.The line of credit is collateralized by all assets of the Company and is personally guaranteed by the two principal officers of the Company. The line of credit agreement expires in April 2011.

NOTE 4 – NOTES PAYABLE – STOCKHOLDERS

The Company financed the repurchase of shares of Common Stock and warrants from the proceeds of convertible promissory notes issued on November 9, 2009 by the Company in favor of a lender group including two directors of the Company, Messrs. C.B. Brechin and Scott Rutherford and a former director, Mr. Bruce Robinson, in the respective principal amounts of $250,000, $250,000 and $200,000 (each, a "Promissory Note, and together, the "Promissory Notes"). Each Promissory Note bears 12% interest per annum and at the time of execution was to be convertible into shares of Common Stock, at the option of each holder, at an original conversion price of $.07 per share. At the time of the execution of the Promissory Notes, the Company agreed to pay the unpaid principal balance of the Promissory Notes and all accrued and unpaid interest on the date that was the earlier of (i) two (2) years from the issue date of the notes, or (ii) ten (10) business days from the date of closing by the Company of any equity financing generating gross proceeds in the aggregate amount of not less than Five Million Dollars ($5,000,000).

On April 1, 2010, the Company and each member of the lender group executed a respective First Amendment to the Unsecured Promissory Note amending the terms of the Promissory Notes. Each Promissory Note was amended as described below to:

- Revise the conversion price in the provision that allows the holder of the respective Promissory Note to elect to convert any outstanding and unpaid principal portion of the Promissory Note, and any accrued and unpaid interest into shares of the Common Stock at a price of fourteen cents ($0.14) per share of Common Stock, and

- Amend the maturity date provided the Company agrees to pay the unpaid principal balance of the respective Promissory Note and all accrued and unpaid interest on the date that is the earlier of (i) four (4) years from the issue date of the note or (ii) ten (10) business days from the date of closing by the Company of any equity financing generating gross proceeds in the aggregate amount of not less than Five Million Dollars ($5,000,000).

NOTE 5 – LEASES

Capital Leases

The Company financed certain equipment and vehicles under separate non-cancelable equipment loan and security agreements. The agreements mature in July 2012, June 2013, October 2013 and January 2015. The agreements require various monthly payments and are secured by the assets under lease. As of December 31, 2010 and 2009, capital lease assets of $380,879 and $56,572, respectively, net of accumulated amortization of $25,693 and $16,390, respectively are included in property and equipment on the consolidated balance sheets.

Future minimum lease payments under these lease agreements at December 31, 2010 are as follows:

2011	$ 142,471
2012	138,413
2013	117,137
Total minimum lease payments	398,021
Less: amounts representing interest	(43,918)
Present value of net minimum lease payments	$ 354,103

Operating Leases

The Company rents office space under separate non-cancelable operating leases expiring in March 2011, June 2013 and January 2015..

Future minimum lease payments under these lease agreements, exclusive of the Company's share of operating costs at December 31, 2010 are as follows:

2011	$ 240,510
2012	239,922
2013	229,166
2014	212,736
2015	17,728
Total	$ 940,062

In addition, the lessor provided the Company with a $221,400 leasehold improvement incentive that was recorded as a component of property and equipment and is included in deferred rent and is being amortized over the lease term. The lease agreement provides for the Company to reimburse the lessor for the cost of the improvements on a pro rata basis over the term of the lease in the event of the Company's default on or termination of the lease agreement prior to the expiration of term of the lease in 2015.

The Company records rent expense over the term of the lease on a straight-line basis, less amounts received under sub-lease arrangements. Rent expense amounted to $209,249 and $184,286 for the years ended December 31, 2010 and 2009, respectively.

The Company leased approximately 2,500 square feet of office space from Peppermill Properties, LLC, a Maryland limited liability company ("Peppermill"). Peppermill is owned and managed by Chandra (C.B.) Brechin and Scott Rutherford, both officers, directors and principal stockholders of the Company. On June 1, 2010, the Company entered into a 3-year lease with Peppermill. For the year ended December 31, 2010, lease payments amounted to $17,850.

Beginning in November 2008, the Company entered into a sub-lease arrangement with certain former employees of the Company, expiring March 2011. The sub-lease arrangement requires various monthly payments ranging from $3,091 to $3,353, and is recorded in rent expense, net of sub-lease expense.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Issuance of Shares of Common Stock to Former Employees

On April 6, 2010, the Board authorized the issuance of 375,000 shares of restricted Common Stock to three former employees or 125,000 shares each, in settlement of their claims for shares forfeited due to termination of employment.

Brekford International Corp. v. Woot, Inc.

On or about January 16, 2009, the Company filed suit against Woot, Inc., a Texas corporation ("Woot") in the United States District Court of the Southern District of Florida, Miami Division, Case No. 09-20143-Civ-Seitz/O'Sullivan. The complaint alleged that on or about July 29, 2008, the Company agreed to purchase from Woot, and Woot agreed to sell to the Company, ten thousand (10,000) Lexmark printers and digital camera bundles (the "Goods") for the purchase price of $370,000 (the "Contract Price"). The Company paid Woot the Contract Price and instructed Woot to ship the Goods to a third party. The complaint further alleges Woot breached the contract by failing to deliver the Goods to the third party as directed. The Company demanded Woot return the full Contract Price to the Company, but Woot has failed and refused to do so. As a result of Woot's alleged breaches, the Company sought damages in the amount of $320,000, plus pre-judgment interest and costs. On March 9, 2009, Woot filed a motion to dismiss for lack of personal jurisdiction and an alternative motion to transfer venue. On April 14, 2009, an order was entered granting the defendant's request for a change of venue and transferring the case to the United States District Court of the Eastern District of Texas. On May 5, 2009, Woot filed an answer denying liability to the Company, and on May 11, 2009, Woot filed third party complaints against the parties Chiragnee, Inc. and Zenith Distributors, Inc. On January 21, 2010, the Company entered into a compromise settlement agreement and mutual release whereby the Company agreed to accept $245,000 in full settlement of its claims. The final payment of $50,000 was received on September 10, 2010.

NOTE 7 – NET INCOME PER SHARE

Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted net income per share is computed by adjusting the denominator of the basic income per share computation for the effect of all dilutive potential common shares outstanding during the period.

	Year ended December 31,	
	2010	2009
Numerator:		
Net income - basic	$ 7,817	$ 577,757
Convertible debt interest	—	21,370
Net income - diluted	$ 7,817	$ 599,127
Denominator:		
Weighted average shares outstanding—basic	39,921,046	53,588,970
Assumed conversion of debt	—	1,424,658
Weighted average shares outstanding—diluted	39,921,046	55,013,628
Basic earnings (loss) per common share	$ 0.00	$ 0.01
Diluted earnings (loss) per common share	$ 0.00	$ 0.01
Antidilutive warrants and debt conversion rights excluded from above	9,595,000	4,595,000

NOTE 8 - STOCKHOLDERS' EQUITY

Securities Purchase Agreement and Warrants

On October 1, 2009, three directors of the Company entered into a stock purchase agreement on behalf of the Company, to repurchase 18,910,000 shares of the Company's Common Stock, and cancel 10,000,000 Common Stock purchase warrants exercisable at $.39 per share. The aggregate purchase price for the securities was $700,000. The effectiveness of the stock purchase agreement was required to be approved by the courts. The court approval was received on November 4, 2009; consequently, the repurchased shares of Common Stock and Warrants have been returned to the Company's treasury and cancelled. The stock purchase agreement was financed by three notes payable to stockholders, see Note 4.

NOTE 9 – SHARE-BASED COMPENSATION

The Company has issued restricted stock, warrants and granted non-qualified stock options to certain employees and non-employees at the discretion of the board of directors. On April 25, 2008, the Company's stockholders approved the 2008 Stock Incentive Plan (the "Plan"). All stock options granted to employees prior to the approval of the Plan have exercise prices that are less than or equal to the fair value of the underlying stock at the date of grant and have terms of ten years. The vesting period of all options granted to date is two years and is dependent upon continued employment with the Company. To date, there have been no stock option grants under the Plan. The Company reserves Common Stock for future issuance for restricted stock awards, stock options, and warrants.

Stock Options

There was no share-based compensation expense during the years ended December 31, 2010 or 2009 related to stock options. As of December 31, 2010 and 2009, there were no outstanding stock options.

Restricted Stock Grants

On November 26, 2010, the Company granted an aggregate of 500,000 shares of restricted stock to one of its key executives in consideration of services rendered. The fair value of the shares amounted to $45,000, or $0.09 per share based upon the closing price of shares of the Company's Common Stock on November 26, 2010. These shares were fully vested on the date of the grant. The Company recorded $45,000 in share-based compensation expense during 2010, related to restricted stock grants. The Company has no other outstanding restricted stock grants at December 31, 2010 or 2009

Common Stock Purchase Warrants

For the year ended December 31, 2010, there was no share-based compensation income for common stock purchase warrants. As of December 31, 2010, there are no unvested common stock purchase warrants. The Company did not capitalize the cost associated with share-based compensation.

A summary of warrant activity is as follows:

	Shares Underlying Warrants	Weighted Average Exercise Price	Weighted Fair Value	Weighted Average Remaining Contractual Life
Outstanding at January 1, 2009	16,595,000	$ 0.44		2.76
Granted	—	—		—
Forfeited or expired	(12,000,000)	0.49	$ 0.04	—
Exercised	—	—		—
Outstanding at December 31, 2009	4,595,000	0.31		2.17
Granted	—	—		—
Forfeited or expired	—	—		—
Exercised	—	—		—
Outstanding at December 31, 2010	4,595,000	$ 0.31		1.17
Exercisable at December 31, 2010	4,595,000	$ 0.31		1.17

2008 Stock Incentive Plan

On February 19, 2008, the Board of Directors authorized the adoption of the 2008 Stock Incentive Plan (the "Incentive Plan"), subsequently approved by the stockholders on April 25, 2008, which is designed to provide an additional incentive to executives, employees, directors and key consultants, aligning the long term interests of participants in the Incentive Plan with those of the Company and the Company's stockholders. The Incentive Plan provides that up to 8 million shares of the Company's Common Stock may be issued under the Plan. A total of 500,000 restricted shares of Common Stock were issued to an employee for the year ended December 31, 2010 in recognition of services to the Company under the Incentive Plan. There are 7,480,000 shares available for future issuances under this Plan.

2008 Employee Stock Purchase Plan

On February 19, 2008, the board of directors authorized the adoption of the 2008 Employee Stock Purchase Plan (the "Purchase Plan"), subsequently approved by the stockholders on April 25, 2008, which is designed to encourage and enable eligible employees to acquire a proprietary interest in the Company's Common Stock. The Purchase Plan provides that up to 2 million shares of the Company's Common Stock may be issued under the Plan. No shares have been issued under the Plan.

NOTE 10 – MAJOR CUSTOMERS AND VENDORS

Major Customers

During the year ended December 31, 2010, there were two customers each of which had total sales greater than 10% of total net sales. Accounts receivable due from three customers amounted to 22.7% , 18.4 % and 18.0% respectively, of total accounts receivable at December 31, 2010. During the year ended December 31, 2010, sales to government and commercial customers represented 94.2% and 5.8% of net sales for the year, respectively.

During the year ended December 31, 2009, sales to one customer which is an agency of a municipal government represented 13% of net sales and 49% of total accounts receivable at December 31, 2009. Accounts receivable due from one other customer amounted to 17% of total accounts receivable at December 31, 2009. During the year ended December 31, 2009, sales to government and commercial customers represented 86% and 14% of net sales for the year, respectively.

Major Vendors

The Company purchased substantially all laptop computers that it resold during the periods presented from a single distributor. Revenues from laptop computers, which amounted to $6,973,323 and $9,444,914, comprised approximately 60% and 65% of total revenues for the years ended December 31, 2010 and 2009, respectively.

While the Company believes that alternative sources of these products are available, it has yet to identify sources other than these two vendors that have the ability to deliver these products to the Company within the time frames and specifications that it currently demands. The loss of either of these vendors could result in a temporary disruption of the Company's operations.

NOTE 11 – INCOME TAXES

As of December 31, 2010, the Company has approximately $2.6 million of federal and state net operating loss carry forwards available to offset future taxable income, if any, through 2030. These net operating losses begin to expire in 2026. If, however, there is an ownership change in the Company, Section 382 of the Internal Revenue Code may restrict the Company's ability to utilize these loss carryforwards to a percentage of the market value of the Company at the time of the ownership change. Therefore, these operating loss carryforwards could become limited in future years if ownership changes were to occur as defined in the Internal Revenue Code and similar state income tax provisions. The Company files income tax returns in the U.S. Federal Jurisdictions. The Company is no longer subject to U.S. Federal Income tax examinations by tax authorities for years before 2007.

The Company's deferred tax assets and liabilities are as follows for each of the periods presented:

	December 31, 2010	December 31, 2009
Net operating loss carry forwards	$ 1,006,000	$ 889,000
Property and Equipment	74,000	9,000
Other	2,000	—
	934,000	898,000
Valuation allowance	(934,000)	(898,000)
Net deferred tax asset	$ —	$ —

The Company's recorded income tax, net of the change in the valuation allowance for each of the periods presented, is as follows:

	Years Ended December 31, 2010	Years Ended December 31, 2009
Current		
Federal	$ —	$ 23,000
State	—	57,000
	—	80,000
Deferred		
Federal	(30,000)	517,000
State	(6,000)	46,000
	(36,000)	563,000
Change in valuation allowance	36,000	(563,000)
	$ —	$ 80,000

The tax provision for 2009 was due to the alternative minimum tax liability at the federal level and unusable net operating loss carryforwards at the state level.

Management has evaluated the recoverability of the deferred income tax assets and the level of the valuation allowance required with respect to such deferred income tax assets. After considering all available facts, the Company fully reserved for its deferred tax assets because it is more likely than not that their benefit will not be realized in future periods. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfies the realization standard, the valuation allowance will be reduced accordingly.

A reconciliation of the expected Federal statutory rate of 34% to the Company's actual rate as reported for each of the periods presented is as follows:

	Years Ended December 31,	
	2010	2009
Expected statutory rate	34.0 %	34.0 %
State income tax rate, net of Federal benefit	5.9 %	8.2 %
Permanent differences		
Other	11.1 %	2.0 %
	51.0 %	44.2 %
Valuation allowance	(51.0) %	32.0 %
	— %	12.2 %

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, management carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated can provide only reasonable, but not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Based upon that evaluation, management concluded that these disclosure controls and procedures were effective as of the end of the period covered in this report.

(b) Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing using criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

(c) Changes in Internal Controls

During the fiscal quarter ended December 31, 2010, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On November 4, 2010 (the "Effective Date"), the Company entered into a revolving line of credit agreement with Bank of America, N.A. (the "Bank") whereby the Bank has provided a line of credit commitment in the amount of $500,000 to the Company. The line of credit, which is available between the Effective Date and April 29, 2011, bears interest at a rate per year equal to the BBA LIBOR daily floating rate plus 4%. Pursuant to the terms of the agreement, the funds borrowed under the line of credit are permitted to be used only for short term working capital. In connection with the line of credit, the Company also entered into a security agreement with the Bank on the Effective Date, assigning and granting to the Bank a security interest in all assets of the Company securing the indebtedness of the Company to the Bank. The indebtedness under the line of credit agreement is personally guaranteed by the Company's chief executive officer, C.B. Brechin and president, Scott Rutherford.

On February 10, 2011, the Company's vice president of finance, Tin Khin, provided written notice to the Company that he is retiring from the Company effective February 18, 2011.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to certain information from the Proxy Statement of the Company to be filed with the Securities and Exchange Commission in connection with the 2011 Annual Meeting of Stockholders (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to certain information from the Proxy Statement to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in Item 5 of Part II of this Annual Report under the heading "Equity Compensation Plan Information" is incorporated by reference. All other information required by this item is incorporated by reference to certain information from the Proxy Statement of the Company to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Proxy Statement to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Proxy Statement which will be filed with the Securities and Exchange Commission not later than 120 days after the close of the fiscal year covered by this Annual Report.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of the report.

(1) Financial Statements Incorporated by reference from the financial statements and accompanying notes to financial statements set forth in Item 8 of this Annual Report.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

(3) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Share Exchange by and between Pelican Mobile Computers, Inc. and American Financial Holdings Inc. (formerly known as California Cyber Design, Inc.)(previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
2.2	Agreement and Plan of Merger by and between the Company and its wholly-owned subsidiary, Pelican Mobile Computers, Inc., dated October 27, 2010 (previously filed as an exhibit to the Company's form 10-Q filed on November 2, 2010 and incorporated herein by reference)
3.1.1	Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on May 27, 1998 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.2	Certificate of Correction of Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on July 17, 1998 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.3	Certificate of Amendment of Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on August 11, 2004 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.5	Certificate of Amendment of Certificate of Incorporation of American Financial Holdings Inc. as filed with the State of Delaware on January 6, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.6	First Amended and Restated Certificate of Incorporation of Brekford International Corp. as filed with the State of Delaware on January 4, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.7	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation of Tactical Solution Partners, Inc. as filed with State of Delaware on April 29, 2008. (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on May 15, 2008 and incorporated herein by reference)
3.1.8	Second Amended and Restated Certificate of Incorporation of Brekford International Corp. as filed with the State of Delaware on February 4, 2010 (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 15, 2010 and incorporated herein by reference)

3.1.9	Certificate of Amendment to the Second Amended and Restricted Certificate of Incorporation of the Company as filed with the State of Delaware on July 9, 2010 (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on August 4, 2010 and incorporated herein by reference)
3.2	Bylaws of Brekford Corp. (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.1	Stock Purchase Agreement by and between Brekford International Corp. and Paul Harary and Paris McKenzie TBE (Subscriber) dated January 31, 2007 (previously filed as an exhibit to the Company's Amendment No. 1 to the Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on September 21, 2007 and incorporated herein by reference)
4.2	Warrant to Purchase Brekford International Corp. Common Stock in favor of Paul Harary and Paris McKenzie TBE (Warrant Holder) dated January 31, 2007 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.3	Form of Subscription Agreement to Purchase Units of Brekford International Corp. (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.4	Form of Warrant to Purchase Brekford International Corp. Common Stock by and among Brekford International Corp. and the Unit purchasers signatory thereto (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.5	Form of Registration Rights Agreement, by and among Brekford International Corp. and the Unit purchasers signatory thereto (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.6	Form of Warrant issued to Sierra Equity Group, Ltd. Inc. with respect to the Company's March 2007 private offering closed March 30, 2007 and its assigns (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.7	Form of Warrant issued to Sierra Equity Group, Ltd. Inc. under the Investment Banking Advisory Agreement dated December 18, 2006 and its assigns (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.8	Form of Non-qualified Option Agreement to Purchase Shares of Common Stock of Brekford International Corp. (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.9	Warrant issued to Trilogy Capital Partners, Inc., dated May 23, 2007 (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference)
4.10	Form of Warrant issued to Birch Systems, LLC pursuant to the General Release and Settlement Agreement between the Company and Birch Systems, LLC (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference)
10.1	Lease Agreement by and between Brekford International Corp. and Greenbrier Point Partners, L.P. dated February 13, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
10.2	Contract by and between Pelican Mobile Computers, Inc. and the State of Maryland dated July 15, 2001 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
10.3	Lease Agreement by and between Brekford International Corp. and FRP Hillside LLC #3 dated May 16, 2007 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)

10.4	Letter from Panasonic Personal Computer Company confirming Pelican Mobile Computers, Inc. as the only Maryland based Company authorized to sell the fully ruggedized line of Panasonic Notebooks to Maryland State and Local government agencies dated February 8, 2006 (previously filed as an exhibit to the Company's Amendment No. 1 to the Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on September 21, 2007 and incorporated herein by reference)
10.5	Sublease Agreement by and between Brekford International Corp. and TSO Armor and Training, Inc. dated December 8, 2008 (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference)
10.6	Stock Purchase Agreement, effective November 4, 2009, by and between the receiver of stockholder Legisi Marketing, Inc. and certain directors of Brekford International Corp., on behalf of the Company (previously filed as an exhibit to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.7	Form of Promissory Note, dated November 9, 2009, in favor of certain directors of Brekford International Corp. (previously filed as an exhibit to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.8	Form of First Amendment to Unsecured Promissory Note, dated April 30, 2010, between the Company and each member of the Company's lender group (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on May 6, 2010 and incorporated herein by reference)
10.9	Landlord –Tenant Lease, by and between Peppermill, Properties, LLC and Brekford Corp., dated June 1, 2010 (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on August 4, 2010 and incorporated herein by reference)
10.10	Loan and Security Agreement dated November 4, 2010 by and between Brekford Corp. and Bank of America N.A.+
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 +
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +

+ Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brekford International Corp.

Date: February 22, 2011

By: /s/ C.B. BRECHIN
Chandra (C.B.) Brechin
Chief Executive Officer, Chief Financial Officer ,Treasurer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ C.B. BRECHIN Chandra (C.B.) Brechin	Chief Executive Officer, Chief Financial Officer, Treasurer and Director	February 22, 2011
/s/ SCOTT RUTHERFORD Scott Rutherford	President and Director	February 22, 2011
/s/ DOUGLAS DELEAVER Douglas DeLeaver	Director	February 22, 2011
/s/ JESSIE LEE, JR. Jessie Lee, Jr.	Director	February 22, 2011

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Share Exchange by and between Pelican Mobile Computers, Inc. and American Financial Holdings Inc. (formerly known as California Cyber Design, Inc.)(previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
2.2	Agreement and Plan of Merger by and between the Company and its wholly-owned subsidiary, Pelican Mobile Computers, Inc., dated October 27, 2010 (previously filed as an exhibit to the Company's form 10-Q filed on November 2, 2010 and incorporated herein by reference)
3.1.1	Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on May 27, 1998 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.2	Certificate of Correction of Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on July 17, 1998 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.3	Certificate of Amendment of Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on August 11, 2004 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.4	Certificate of Amendment of Certificate of Incorporation of American Financial Holdings Inc. (formerly known as California Cyber Design, Inc.) as filed with the State of Delaware on January 6, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.5	Certificate of Amendment of Certificate of Incorporation of American Financial Holdings Inc. as filed with the State of Delaware on January 6, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.6	First Amended and Restated Certificate of Incorporation of Brekford International Corp. as filed with the State of Delaware on January 4, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
3.1.7	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation of Tactical Solution Partners, Inc. as filed with State of Delaware on April 29, 2008 (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on May 15, 2008 and incorporated herein by reference)
3.1.8	Second Amended and Restated Certificate of Incorporation of Brekford International Corp. as filed with the State of Delaware on February 4, 2010 (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 15, 2010 and incorporated herein by reference)
3.1.9	Certificate of Amendment to the Second Amended and Restricted Certificate of Incorporation of the Company as filed with the State of Delaware on July 9, 2010 (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on August 4, 2010 and incorporated herein by reference)
3.2	Bylaws of Brekford Corp. (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.1	Stock Purchase Agreement by and between Brekford International Corp. and Paul Harary and Paris McKenzie TBE (Subscriber) dated January 31, 2007 (previously filed as an exhibit to the Company's Amendment No. 1 to the Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on September 21, 2007 and incorporated herein by reference)

4.2	Warrant to Purchase Brekford International Corp. Common Stock in favor of Paul Harary and Paris McKenzie TBE (Warrant Holder) dated January 31, 2007 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.3	Form of Subscription Agreement to Purchase Units of Brekford International Corp. (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.4	Form of Warrant to Purchase Brekford International Corp. Common Stock by and among Brekford International Corp. and the Unit purchasers signatory thereto (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.5	Form of Registration Rights Agreement, by and among Brekford International Corp. and the Unit purchasers signatory thereto (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.6	Form of Warrant issued to Sierra Equity Group, Ltd. Inc. with respect to the Company's March 2007 private offering closed March 30, 2007 and its assigns (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.7	Form of Warrant issued to Sierra Equity Group, Ltd. Inc. under the Investment Banking Advisory Agreement dated December 18, 2006 and its assigns (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.8	Form of Non-qualified Option Agreement to Purchase Shares of Common Stock of Brekford International Corp. (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
4.9	Warrant issued to Trilogy Capital Partners, Inc., dated May 23, 2007 (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference)
4.10	Form of Warrant issued to Birch Systems, LLC pursuant to the General Release and Settlement Agreement between the Company and Birch Systems, LLC (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference)
10.1	Lease Agreement by and between Brekford International Corp. and Greenbrier Point Partners, L.P. dated February 13, 2006 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
10.2	Contract by and between Pelican Mobile Computers, Inc. and the State of Maryland dated July 15, 2001 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
10.3	Lease Agreement by and between Brekford International Corp. and FRP Hillside LLC #3 dated May 16, 2007 (previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference)
10.4	Letter from Panasonic Personal Computer Company confirming Pelican Mobile Computers, Inc. as the only Maryland based Company authorized to sell the fully ruggedized line of Panasonic Notebooks to Maryland State and Local government agencies dated February 8, 2006 (previously filed as an exhibit to the Company's Amendment No. 1 to the Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on September 21, 2007 and incorporated herein by reference)

10.5	Sublease Agreement by and between Brekford International Corp. and TSO Armor and Training, Inc. dated December 8, 2008 (previously filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference)
10.6	Stock Purchase Agreement, effective November 4, 2009, by and between the receiver of stockholder Legisi Marketing, Inc. and certain directors of Brekford International Corp., on behalf of the Company (previously filed as an exhibit to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.7	Form of Promissory Note, dated November 9, 2009, in favor of certain directors of Brekford International Corp. (previously filed as an exhibit to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.8	Form of First Amendment to Unsecured Promissory Note, dated April 30, 2010, between the Company and each member of the Company's lender group (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on May 6, 2010 and incorporated herein by reference)
10.9	Landlord–Tenant Lease, by and between Peppermill, Properties, LLC and Brekford Corp., dated June 1, 2010 (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed on August 4, 2010 and incorporated herein by reference)
10.10	Loan and Security Agreement dated November 4, 2010 by and between Brekford Corp. and Bank of America N.A.+
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 +
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +

+ Filed herewith.

Bank of America



Loan Agreement

Date of Agreement: November 4, 2010

Principal Amount:	$500,000.00	Account Number:	41-0000708959

Introduction. This Agreement dated and effective as of November 4, 2010, is entered into between Breckford Corp (the "Borrower") and Bank of America, N.A. (the "Bank") The Borrower agrees to the following terms and conditions

1. LINE OF CREDIT

1.1 Line of Credit Amount.

(a) During the availability period described below, the Bank will provide a line of credit to the Borrower The amount of the line of credit (the "Commitment") is Five Hundred Thousand and 00/100 Dollars ($500,000.00).

(b) This is a revolving line of credit During the availability period, the Borrower may repay principal amounts and reborrow them

(c) The Borrower agrees not to permit the principal balance outstanding to exceed the Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank's demand

1.2 Availability Period. The line of credit is available between the date of this Agreement and April 29, 2011, or such earlier date as the availability may terminate as provided in this Agreement (the "Expiration Date")

The availability period for this line of credit will be considered renewed if and only if the Bank has sent to the Borrower a written notice of renewal for the line of credit (the "Renewal Notice") If this line of credit is renewed, it will continue to be subject to all the terms and conditions set forth in this Agreement except as modified by the Renewal Notice If this line of credit is renewed, the term "Expiration Date" shall mean the date set forth in the Renewal Notice as the Expiration Date, and all outstanding principal plus all accrued interest shall be paid on the Expiration Date The same process for renewal will apply to any subsequent renewal of this line of credit. A renewal fee may be charged at the Bank's option. The amount of the renewal fee will be specified in the Renewal Notice If this line of credit is not renewed, the Bank in its sole discretion may allow the outstanding balance to be repaid in installments over a term specified by the Bank at the time The Borrower specifically understands that the interest rate applicable to the line of credit may be increased upon term-out and that the new interest rate will apply to the entire outstanding principal balance due hereunder A transaction fee may be charged at the Bank's option If so, the amount will be specified in the term-out notice

1.3 Repayment Terms.

(a) The Borrower will pay interest on December 6, 2010, and then on the same day of each month thereafter until payment in full of any principal outstanding under this Agreement.

(b) The Borrower will repay in full any principal, interest or other charges outstanding under this Agreement no later than the Expiration Date

1.4 Prepayments. The Borrower may prepay principal in full or in part at any time without the payment of a prepayment fee or premium The prepayment will be applied to the most remote payment of principal due under this Agreement

1.5 Interest Rate.

(a) The interest rate is a rate per year equal to the BBA LIBOR Daily Floating Rate plus 4.00 percentage point(s).

(b) The BBA LIBOR Daily Floating Rate is a fluctuating rate of interest which can change on each banking day. The rate will be adjusted on each banking day to equal the British Bankers Association LIBOR Rate ("BBA LIBOR") for U.S. Dollar deposits for delivery on the date in question for a one month term beginning on that date. The Bank will use the BBA LIBOR Rate as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by the Bank from time to time) as determined at approximately 11:00 a.m. London time two (2) London Banking Days prior to the date in question, as adjusted from time to time in the Bank's sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs. If such rate is not available at such time for any reason, then the rate will be determined by such alternate method as reasonably selected by the Bank. A "London Banking Day" is a day on which banks in London are open for business and dealing in offshore dollars.

2. FEES AND EXPENSES

2.1 Fees.

(a) Loan Fee. The Borrower agrees to pay a loan fee in the amount of Five Thousand and 00/100 Dollars ($5,000.00). This fee is due on the date of this Agreement.

(b) Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank's option, pay the Bank a fee for each waiver or amendment in an amount advised by the Bank at the time the Borrower requests the waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional requirements as a condition to any waiver or amendment.

(c) Late Fee. To the extent permitted by law, the Borrower agrees to pay a late fee in an amount not to exceed four percent (4%) of any payment that is more than fifteen (15) days late. The imposition and payment of a late fee shall not constitute a waiver of the Bank's rights with respect to the default.

2.2 Expenses. The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, documentation fees, and all fees and taxes required by law in connection with providing the credit.

2.3 Reimbursement Costs. The Borrower agrees to reimburse the Bank for the cost of periodic field examinations of Borrower's books, records and collateral, and appraisals of the collateral, at such intervals as the Bank may reasonably require. The actions described in this paragraph may be performed by employees of the Bank or by independent appraisers.

3. COLLATERAL

3.1 Personal Property. The personal property listed below now owned or owned in the future by the parties listed below will secure Borrower's obligations to the Bank under this Agreement. The collateral is further defined in security agreement(s) executed by the owners of the collateral. In addition, all personal property collateral owned by the Borrower securing this Agreement shall also secure all other present and future obligations of the Borrower to the Bank (excluding any consumer credit covered by the federal Truth in Lending law, unless the Borrower has otherwise agreed in writing or received written notice thereof). All personal property collateral securing any other present or future obligations of the Borrower to the Bank shall also secure this Agreement.

(a) Equipment and fixtures owned by the Borrower.

(b) Inventory owned by the Borrower.

(c) Receivables owned by the Borrower.

4. DISBURSEMENTS, PAYMENTS AND COSTS

4.1 Disbursements and Payments.

(a) Each payment by the Borrower will be made in U.S. Dollars and immediately available funds by debit to a deposit account, as described in this Agreement or otherwise authorized by the Borrower. For payments not made by direct debit, payments will be made by mail to the address shown on the Borrower's statement or at one of the Bank's banking centers in the United States, or by such other method as may be permitted by the Bank.

(b) The Bank may honor instructions for advances or repayments given by the Borrower (if an individual), or by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers (each an "Authorized Individual")

(c) For any payment under this Agreement made by debit to a deposit account, the Borrower will maintain sufficient immediately available funds in the deposit account to cover each debit. If there are insufficient immediately available funds in the deposit account on the date the Bank enters any such debit authorized by this Agreement, the Bank may reverse the debit.

(d) Each disbursement by the Bank and each payment by the Borrower will be evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes

(e) Prior to the date each payment of principal and interest and any fees from the Borrower becomes due (the "Due Date"), the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the "Billed Amount"). The calculations in the bill will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate. If the Billed Amount differs from the actual amount due on the Due Date (the "Accrued Amount"), the discrepancy will be treated as follows:

    (i) If the Billed Amount is less than the Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy. The Borrower will not be in default by reason of any such discrepancy.

    (ii) If the Billed Amount is more than the Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding. The Bank will not pay the Borrower interest on any overpayment.

4.2 Telephone Authorization.

(a) The Bank may honor telephone instructions for advances or repayments given, or purported to be given, by any one of the Authorized Individuals.

(b) Advances will be deposited in and repayments will be withdrawn from account number MD-446015825287 owned by the Borrower, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower.

(c) The Borrower will indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone instructions the Bank reasonably believes are made by any Authorized Individual. This paragraph will survive this Agreement's termination, and will benefit the Bank and its officers, employees, and agents.

4.3 Direct Debit.

(a) The Borrower agrees that on the Due Date the Bank will debit the Billed Amount from deposit account number MD-446015825287 owned by the Borrower, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower (the "Designated Account").

(b) The Borrower may terminate this direct debit arrangement at any time by sending written notice to the Bank. If the Borrower terminates this arrangement, then the principal amount outstanding under this Agreement will at the option of the Bank bear interest at a rate per annum which is one (1.0) percentage point higher than the rate of interest otherwise provided under this Agreement and the amount of each payment will be increased accordingly.

4.4 Banking Days. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in the state where the Bank's lending office is located, and, if such day relates to amounts bearing interest at an offshore rate (if any), means any such day on which dealings in dollar deposits are conducted among banks in the offshore dollar interbank market. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

4.5 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid.

4.6 Default Rate. Upon the occurrence of any default or after maturity or after judgment has been rendered on any obligation under this Agreement, all amounts outstanding under this Agreement, including any interest, fees, or costs which are not paid when due, will at the option of the Bank bear interest at a rate which is 6.0 percentage point(s) higher than the rate of interest otherwise provided under this Agreement. This may result in compounding of interest. This will not constitute a waiver of any default.

5. CONDITIONS

Before the Bank is required to extend any credit to the Borrower under this Agreement, it must receive any documents and other items it may reasonably require, in form and content acceptable to the Bank, including any items specifically listed below.

5.1 Authorizations. If the Borrower or any guarantor is anything other than a natural person, evidence that the execution, delivery and performance by the Borrower and/or such guarantor of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

5.2 Governing Documents. If required by the Bank, a copy of the Borrower's organizational documents.

5.3 Guaranties. Guaranties signed by Scott D. Rutherford ("Scott D. Rutherford") and Chandra B. Brechin ("Chandra B. Brechin")

5.4 Security Agreements. Signed original security agreements covering the personal property collateral which the Bank requires.

5.5 Perfection and Evidence of Priority. Evidence that the security interests and liens in favor of the Bank are valid, enforceable, properly perfected in a manner acceptable to the Bank and prior to all others' rights and interests, except those the Bank consents to in writing. All title documents for motor vehicles which are part of the collateral must show the Bank's interest.

5.6 Payment of Fees. Payment of all fees, expenses and other amounts due and owing to the Bank. If any fee is not paid in cash, the Bank may, in its discretion, treat the fee as a principal advance under this Agreement or deduct the fee from the loan proceeds.

6. REPRESENTATIONS AND WARRANTIES

When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewal of these representations and warranties as of the date of the request.

6.1 Formation. If the Borrower is anything other than a natural person, it is duly formed and existing under the laws of the state or other jurisdiction where organized.

6.2 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers, have been duly authorized, and do not conflict with any of its organizational papers.

6.3 Good Standing. In each state in which the Borrower does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

6.4 Financial Information. All financial and other information that has been or will be supplied to the Bank is sufficiently complete to give the Bank accurate knowledge of the Borrower's (and any guarantor's) financial condition, including all material contingent liabilities. Since the date of the most recent financial statement provided to the Bank, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of the Borrower (or any guarantor). If the Borrower is comprised of the trustees of a trust, the foregoing representations shall also pertain to the trustor(s) of the trust.

6.5 Lawsuits. There is no lawsuit, tax claim or other dispute pending or threatened against the Borrower which, if lost, would impair the Borrower's financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

6.6 Other Obligations. The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to the Bank.

6.7 Tax Matters. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year and all taxes due have been paid, except as have been disclosed in writing to the Bank.

6.8 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

6.9 Collateral. All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, except those which have been approved by the Bank in writing.

7. COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

7.1 Use of Proceeds. To use the proceeds of the credit only for short term working capital.

7.2 Financial Information. To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as requested by the Bank from time to time. The Bank reserves the right, upon written notice to the Borrower, to require the Borrower to deliver financial information and statements to the Bank more frequently than otherwise provided below, and to use such additional information and statements to measure any applicable financial covenants in this Agreement.

(a) Within 120 days of Borrower's fiscal year end:

(i) The annual financial statements of Borrower certified and dated by an authorized financial officer. These financial statements must be reviewed by a Certified Public Accountant acceptable to the Bank.

(ii) A detailed aging of the Borrower's receivables by invoice or a summary aging by account debtor.

(iii) Debt Schedule for the Borrower.

(iv) A properly completed personal financial statement of Scott D. Rutherford and Chandra B. Brechin on the Bank's form with all questions fully answered and all schedules completed in their entirety, including all requested income/expense information, contingent liabilities disclosure, provided that, if the party providing the financial information uses his/her own automated financial statement, they may supplement the statement with supporting schedules, certifications or other details so that all information requested on the Bank's financial statement form is provided in lieu of using such form.

(v) Copies of the federal income tax return of Scott D. Rutherford and Chandra B. Brechin, if requested by the Bank, copies of any extensions of the filing date.

7.3 **Other Debts.** Not to have outstanding or incur any direct or contingent liabilities or lease obligations (other than those to the Bank), or become liable for the liabilities of others, without the Bank's written consent. This does not prohibit:

(a) Acquiring goods, supplies, or merchandise on normal trade credit.

(b) Liabilities, lines of credit and leases in existence on the date of this Agreement disclosed in writing to the Bank.

(c) If the Borrower is a natural person, additional debts of the Borrower as an individual for consumer purposes.

7.4 **Other Liens.** Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, except:

(a) Liens and security interests in favor of the Bank.

(b) Liens for taxes not yet due.

(c) Liens outstanding on the date of this Agreement disclosed in writing to the Bank.

7.5 **Maintenance of Assets.**

(a) Not to sell, assign, lease, transfer or otherwise dispose of any part of the Borrower's business or the Borrower's assets except in the ordinary course of the Borrower's business.

(b) Not to sell, assign, lease, transfer or otherwise dispose of any assets for less than fair market value, or enter into any agreement to do so.

(c) Not to enter into any sale and leaseback agreement covering any of its fixed assets.

(d) To maintain and preserve all rights, privileges, and franchises the Borrower now has.

(e) To make any repairs, renewals, or replacements to keep the Borrower's properties in good working condition.

7.6 **Loans.** Not to make any loans, advances or other extensions of credit to any individual or entity except for extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business to non-affiliated entities.

7.7 **Change of Management.** Not to make any substantial change in the present executive or management personnel of the Borrower.

7.8 **Change of Ownership.** If the Borrower is anything other than a natural person, not to cause, permit, or suffer any change in capital ownership such that there is a material change, as determined by the Bank in its sole discretion, in the direct or indirect capital ownership of the Borrower.

7.9 **Additional Negative Covenants.** Not to, without the Bank's written consent:

(a) Enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company.

(b) Acquire or purchase a business or its assets.

(c) Engage in any business activities substantially different from the Borrower's present business.

(d) Liquidate or dissolve the Borrower's business.

7.10 **Notices to Bank.** To promptly notify the Bank in writing of:

(a) Any event of default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an event of default.

(b) Any change in the Borrower's name, legal structure, principal residence (for an individual), state of registration (for a registered entity), place of business, or chief executive office if the Borrower has more than one place of business

7.11 Insurance

(a) General Business Insurance To maintain insurance as is usual for the business it is in.

(b) Insurance Covering Collateral To maintain all risk property damage insurance policies (including without limitation windstorm coverage, and hurricane coverage as applicable) covering the tangible property comprising the collateral Each insurance policy must be for the full replacement cost of the collateral and include a replacement cost endorsement. The insurance must be issued by an insurance company acceptable to the Bank and must include a lender's loss payable endorsement in favor of the Bank in a form acceptable to the Bank

(c) Evidence of Insurance. Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force

7.12 Compliance with Laws. To comply with the laws (including any fictitious or trade name statute), regulations, and orders of any government body with authority over the Borrower's business. The Bank shall have no obligation to make any advance to the Borrower except in compliance with all applicable laws and regulations and the Borrower shall fully cooperate with the Bank in complying with all such applicable laws and regulations.

7.13 Books and Records. To maintain adequate books and records

7.14 Audits. To allow the Bank and its agents to inspect the Borrower's properties and examine, audit, and make copies of books and records at any reasonable time. If any of the Borrower's properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank's requests for information concerning such properties, books and records.

7.15 Perfection of Liens. To help the Bank perfect and protect its security interests and liens, and reimburse it for related costs it incurs to protect its security interests and liens.

7.16 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

7.17 Bank as Principal Depository. To maintain the Bank or one of its affiliates as its principal depository bank, including for the maintenance of business, cash management, operating and administrative deposit accounts

8. DEFAULT AND REMEDIES

If any of the following events of default occurs, the Bank may do one or more of the following without prior notice declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately If an event which, with notice or the passage of time, will constitute an event of default has occurred and is continuing, the Bank has no obligation to make advances or extend additional credit under this Agreement. In addition, if any event of default occurs, the Bank shall have all rights, powers and remedies available under any instruments and agreements required by or executed in connection with this Agreement, as well as all rights and remedies available at law or in equity If an event of default occurs under the paragraph entitled "Bankruptcy," below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

8.1 Failure to Pay. The Borrower fails to make a payment under this Agreement when due.

8.2 Other Bank Agreements. Any default occurs under any other agreement the Borrower (or any Obligor) has with the Bank or any affiliate of the Bank For purposes of this Agreement, "Obligor" shall mean any guarantor, any party pledging collateral to the Bank, or, if the Borrower is comprised of the trustees of a trust, any trustor

8.3 Cross-default. Any default occurs under any agreement in connection with any credit the Borrower (or any Obligor) has obtained from anyone else or which the Borrower (or any Obligor) or any of the Borrower's related entities or affiliates has guaranteed

8.4 **False Information.** The Borrower or any Obligor has given the Bank false or misleading information or representations.

8.5 **Bankruptcy.** The Borrower, any Obligor, or any general partner of the Borrower or of any Obligor files a bankruptcy petition, a bankruptcy petition is filed against any of the foregoing parties, or the Borrower, any Obligor, or any general partner of the Borrower or of any Obligor makes a general assignment for the benefit of creditors.

8.6 **Receivers.** A receiver or similar official is appointed for any portion of the Borrower's or any Obligor's business, or the business is terminated, or, if any Obligor is anything other than a natural person, such Obligor is liquidated or dissolved

8.7 **Revocation or Termination.** If the Borrower is comprised of the trustee(s) of a trust, the trust is revoked or otherwise terminated or all or a substantial part of the Borrower's assets are distributed or otherwise disposed of.

8.8 **Lien Priority.** The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in any property given as security for this Agreement (or any guaranty)

8.9 **Judgments.** Any judgments or arbitration awards are entered against the Borrower or any Obligor

8.10 **Death.** If the Borrower or any Obligor is a natural person, the Borrower or such Obligor dies or becomes legally incompetent; if the Borrower or any Obligor is a trust, a trustor dies or becomes legally incompetent; if the Borrower or any Obligor is a partnership, any general partner dies or becomes legally incompetent

8.11 **Material Adverse Change.** A material adverse change occurs, or is reasonably likely to occur, in the Borrower's (or any Obligor's) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit

8.12 **Government Action.** Any government authority takes action that the Bank believes materially adversely affects the Borrower's or any Obligor's financial condition or ability to repay

8.13 **Default under Related Documents.** Any default occurs under any guaranty, subordination agreement, security agreement, deed of trust, mortgage, or other document required by or delivered in connection with this Agreement or any such document is no longer in effect, or any guarantor purports to revoke or disavow the guaranty

8.14 **Other Breach Under Agreement.** A default occurs under any other term or condition of this Agreement not specifically referred to in this Article This includes any failure or anticipated failure by the Borrower (or any other party named in the Covenants section) to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank

9. ENFORCING THIS AGREEMENT; MISCELLANEOUS

9.1 **GAAP.** Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied or another basis acceptable to the Bank.

9.2 **Governing Law.** This Agreement is governed by federal law To the extent that state law applies and is not preempted by federal law, then the laws of the State of Maryland apply To the extent that the Bank has greater rights or remedies under federal law, whether as a national bank or otherwise, this paragraph shall not be deemed to deprive the Bank of such rights and remedies as may be available under federal law

9.3 **Successors and Assigns.** This Agreement is binding on the Borrower's and the Bank's successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank's prior consent.

9.4 **CONFESSION OF JUDGMENT.** THE BORROWER AUTHORIZES ANY ATTORNEY ADMITTED TO PRACTICE BEFORE ANY COURT OF RECORD IN THE UNITED STATES OR ANY CLERK OF ANY COURT OF RECORD TO APPEAR ON BEHALF OF THE BORROWER IN ANY COURT IN ONE OR MORE PROCEEDINGS, OR BEFORE ANY CLERK THEREOF OR OTHER COURT OFFICIAL, AND TO CONFESS JUDGMENT AGAINST THE BORROWER IN FAVOR OF THE HOLDER OF THIS AGREEMENT IN THE FULL AMOUNT DUE UNDER THIS AGREEMENT (INCLUDING PRINCIPAL, ACCRUED INTEREST AND ANY AND ALL CHARGES, FEES AND COSTS)

PLUS ATTORNEYS' FEES EQUAL TO FIFTEEN PERCENT (15%) OF THE TOTAL AMOUNT DUE, PLUS COURT COSTS, ALL WITHOUT PRIOR NOTICE OR OPPORTUNITY OF THE BORROWER FOR PRIOR HEARING. THE BORROWER AGREES AND CONSENTS THAT VENUE AND JURISDICTION SHALL BE PROPER IN THE CIRCUIT COURT OF ANY COUNTY OF THE STATE OF MARYLAND OR OF BALTIMORE CITY, MARYLAND, OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND. THE BORROWER WIAVES THE BENEFIT OF ANY AND EVERY STATUTE, ORDINANCE, OR RULE OF COURT WHICH MAY BE LAWFULLY WAIVED CONFERRING UPON THE BORROWER ANY RIGHT OR PRIVILEGE OF EXEMPTION, HOMESTEAD RIGHTS, STAY OF EXECUTION, OR SUPPLEMENTARY PROCEEDINGS, OR OTHER RELIEF FROM THE ENFORCEMENT OR IMMEDIATE ENFORCEMENT OF A JUDGMENT OR RELATED PROCEEDINGS ON A JUDGMENT. THE AUTHORITY AND POWER TO APPEAR FOR AND ENTER JUDGMENT AGAINST THE BORROWER SHALL NOT BE EXHAUSTED BY ONE OR MORE EXERCISES THEREOF, OR BY ANY IMPERFECT EXERCISE THEREOF, AND SHALL NOT BE EXTINGUISHED BY ANY JUDGMENT ENTERED PURSUANT THERETO; SUCH AUTHORITY AND POWER MAY BE EXERCISED ON ONE OR MORE OCCASIONS FROM TIME TO TIME, IN THE SAME OR DIFFERENT JURISDICTIONS, AS OFTEN AS THE HOLDER SHALL DEEM NECESSARY, CONVENIENT, OR PROPER.

9.5 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH THEY MAY BE PARTIES, ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY PERTAINING TO, THIS AGREEMENT. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTION OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE.

9.6 **Severability; Waivers.** If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

9.7 **Attorneys' Fees.** The Borrower shall reimburse the Bank for any reasonable costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. To the extent permitted by law, as used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.

9.8 **Individual Liability.** If the Borrower is a natural person, the Bank may proceed against the Borrower's business and non-business property in enforcing this and other agreements relating to this loan. If the Borrower is a partnership, the Bank may proceed against the business and non-business property of each general partner of the Borrower in enforcing this and other agreements relating to this loan.

9.9 **Joint and Several Liability.** If two or more Borrowers sign this Agreement, each Borrower agrees that it is jointly and severally liable to the Bank for the payment of all obligations arising under this Agreement, and that such liability is independent of the obligations of the other Borrowers.

9.10 **Set-Off.**

(a) In addition to any rights and remedies of the Bank provided by law, upon the occurrence and during the continuance of any event of default under this Agreement, the Bank is authorized, at any time, to set off and apply any and all Deposits of the Borrower or any Obligor held by the Bank against any and all Obligations owing to the Bank. The set-off may be made irrespective of whether or not the Bank shall have made demand under this Agreement or any guaranty, and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable Deposits.

(b) The set-off may be made without prior notice to the Borrower or any other party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Obligor) to the fullest extent permitted by law. The Bank agrees promptly to notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

(c) For the purposes of this paragraph, "Deposits" means any deposits (general or special, time or demand, provisional or final, individual or joint) and any instruments owned by the Borrower or any Obligor which come into the possession or custody or under the control of the Bank. "Obligations" means all obligations, now or hereafter existing, of the Borrower to the Bank under this Agreement and under any other agreement or instrument executed in connection with this Agreement, and the obligations to the Bank of any Obligor.

9.11 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively

(a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit, and

(c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail

9.12 Indemnification. The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit. This indemnity includes but is not limited to attorneys' fees (including the allocated cost of in-house counsel) This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower's obligations to the Bank All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand

9.13 Notices. Unless otherwise provided in this Agreement or in another agreement between the Bank and the Borrower, all notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier to the addresses on the signature page of this Agreement, or to such other addresses as the Bank and the Borrower may specify from time to time in writing. Notices and other communications shall be effective (i) if mailed, upon the earlier of receipt or five (5) days after deposit in the U S mail, first class, postage prepaid, or (ii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered

9.14 Headings. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

9.15 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement

9.16 Borrower Information; Reporting to Credit Bureaus. The Borrower authorizes the Bank at any time to verify or check any information given by the Borrower to the Bank, check the Borrower's credit references, verify employment, and obtain credit reports. The Borrower agrees that the Bank shall have the right at all times to disclose and report to credit reporting agencies and credit rating agencies such information pertaining to the Borrower and/or all guarantors as is consistent with the Bank's policies and practices from time to time in effect.

The Borrower executed this Agreement as of the date stated at the top of the first page, intending to create an instrument executed under seal.

SIGNATURES

Bank:

Bank of America, N.A.

By: ______________________
Authorized Signer, Officer — OPS Analyst

Borrower

Brekford Corp.

By: ______________________ (Seal)
Chandra B. Brechin, Chief Executive Officer

By: ______________________ (Seal)
Scott C. Rutherford, President

Address where notices to the Bank are to be sent:

Bank of America, N.A.
Farmington - Attn: Document Retention
70 Batterson Park Road
Farmington, CT 06032
CT2-515-BB-03

Address where notices to the Borrower are to be sent:

Brekford Corp
7020 Dorsey Road, Suite C Building C
Hanover, MD 21076-1577

Federal law requires Bank of America, N.A. (the "Bank") to provide the following notice. The notice is not part of the foregoing agreement or instrument and may not be altered. Please read the notice carefully.

(1) USA PATRIOT ACT NOTICE

Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account or obtains a loan. The Bank will ask for the Borrower's legal name, address, tax ID number or social security number and other identifying information. The Bank may also ask for additional information or documentation or take other actions reasonably necessary to verify the identity of the Borrower, guarantors or other related persons.



Bank of America

SECURITY AGREEMENT
(Multiple Use)

1 THE SECURITY. The undersigned Brekford Corp (the "Pledgor") hereby assigns and grants to Bank of America, N.A. its subsidiaries and affiliates (collectively,"Bank") a security interest in the following described property now owned or hereafter acquired by the Pledgor ("Collateral").

(a) All accounts, contract rights, chattel paper, instruments, deposit accounts, letter of credit rights, payment intangibles and general intangibles, including all amounts due to the Pledgor from a factor, rights to payment of money from the Bank under any Swap Contract (as defined in Paragraph 2 below), and all returned or repossessed goods which, on sale or lease, resulted in an account or chattel paper

(b) All inventory, including all materials, work in process and finished goods

(c) All machinery, furniture, fixtures and other equipment of every type now owned or hereafter acquired by the Pledgor, (including, but not limited to, the equipment described in the attached Equipment Description, if any).

(d) All negotiable and nonnegotiable documents of title covering any Collateral.

(e) All accessions, attachments and other additions to the Collateral, and all tools, parts and equipment used in connection with the Collateral

(f) All substitutes or replacements for any Collateral, all cash or non-cash proceeds, product, rents and profits of any Collateral, all income, benefits and property receivable on account of the Collateral, all rights under warranties and insurance contracts, letters of credit, guaranties or other supporting obligations covering the Collateral, and any causes of action relating to the Collateral and all proceeds (including insurance proceeds) from the sale, destruction, loss, or other disposition of any of the Collateral and sums due from a third party which has damaged or destroyed the Collateral or from that party's insurer, whether due to judgment, settlement or other process

(g) All books data and records pertaining to any Collateral whether in the form of a writing, photograph, microfilm or electronic media, including but not limited to any computer-readable memory and any computer hardware or software necessary to process such memory ("Books and Records")

2 THE INDEBTEDNESS The Collateral secures and will secure all Indebtedness of the Pledgor to the Bank. Each party obligated under any Indebtedness is referred to in this Agreement as a "Debtor." "Indebtedness" means all debts, obligations or liabilities now or hereafter existing, absolute or contingent of the Debtor or any one or more of them to the Bank, whether voluntary or involuntary, whether due or not due, or whether incurred directly or indirectly or acquired by the Bank by assignment or otherwise. Indebtedness shall include, without limitation, all obligations of the Debtor arising under any Swap Contract "Swap Contract" means any interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, securities puts, calls, collars, options or forwards or

any combination of, or option with respect to, these or similar transactions now or hereafter entered into between the Debtor and the Bank

3. PLEDGOR'S COVENANTS. The Pledgor represents, covenants and warrants that unless compliance is waived by the Bank in writing.

(a) The Pledgor will properly preserve the Collateral, defend the Collateral against any adverse claims and demands; and keep accurate Books and Records

(b) The Pledgor resides (if the Pledgor is an individual), or the Pledgor's chief executive office (if the Pledgor is not an individual) is located, in the state specified on the signature page hereof. In addition, the Pledgor (if not an individual or other unregistered entity), is incorporated in or organized under the laws of the state specified on such signature page. The Pledgor shall give the Bank at least thirty (30) days notice before changing its residence or its chief executive office or state of incorporation or organization. The Pledgor will notify the Bank in writing prior to any change in the location of any Collateral, including the Books and Records

(c) The Pledgor will notify the Bank in writing prior to any change in the Pledgor's name, identity or business structure.

(d) Unless otherwise agreed, the Pledgor has not granted and will not grant any security interest in any of the Collateral except to the Bank, and will keep the Collateral free of all liens, claims, security interests and encumbrances of any kind or nature except the security interest of the Bank

(e) The Pledgor will promptly notify the Bank in writing of any event which affects the value of the Collateral, the ability of the Pledgor or the Bank to dispose of the Collateral, or the rights and remedies of the Bank in relation thereto, including, but not limited to, the levy of any legal process against any Collateral and the adoption of any marketing order, arrangement or procedure affecting the Collateral, whether governmental or otherwise.

(f) The Pledgor shall pay all costs necessary to preserve, defend, enforce and collect the Collateral, including but not limited to taxes, assessments, insurance premiums, repairs, rent, storage costs and expenses of sales, and any costs to perfect the Bank's security interest (collectively, the "Collateral Costs"). Without waiving the Pledgor's default for failure to make any such payment, the Bank at its option may pay any such Collateral Costs, and discharge encumbrances on the Collateral, and such Collateral Costs payments shall be a part of the Indebtedness and bear interest at the rate set out in the Indebtedness. The Pledgor agrees to reimburse the Bank on demand for any Collateral Costs so incurred.

(g) Until the Bank exercises its rights to make collection, the Pledgor will diligently collect all Collateral

(h) If any Collateral is or becomes the subject of any registration certificate, certificate of deposit or negotiable document of title, including any warehouse receipt or bill of lading, the Pledgor shall immediately deliver such document to the Bank, together with any necessary endorsements

(i) The Pledgor will not sell, lease, agree to sell or lease, or otherwise dispose of any Collateral except with the prior written consent of the Bank, provided, however, that the Pledgor may sell inventory in the ordinary course of business.

(j) The Pledgor will maintain and keep in force all risk insurance covering the Collateral against fire, theft, liability and extended coverages (including without limitation windstorm coverage, and hurricane coverage as applicable), to the extent that any Collateral is of a type which can be so insured. Such insurance shall be in form, amounts, coverages and basis reasonably acceptable to the Bank, shall require losses to be paid on a replacement cost basis, shall be issued by insurance companies acceptable to the Bank and include a loss payable endorsement in favor of the Bank in a form acceptable to the Bank. Upon the request of the Bank, the Pledgor will deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

(k) The Pledgor will not attach any Collateral to any real property or fixture in a manner which might cause such Collateral to become a part thereof unless the Pledgor first obtains the written consent of any owner, holder of any lien on the real property or fixture, or other person having an interest in such property to the removal by the Bank of the Collateral from such real property or fixture. Such written consent shall be in form and substance acceptable to the Bank and shall provide that the Bank has no liability to such owner, holder of any lien, or any other person.

4. ADDITIONAL OPTIONAL REQUIREMENTS. The Pledgor agrees that the Bank may at its option at any time, whether or not the Pledgor is in default:

(a) Require the Pledgor to deliver to the Bank (i) copies of or extracts from the Books and Records, and (ii) information on any contracts or other matters affecting the Collateral.

(b) Examine the Collateral, including the Books and Records, and make copies of or extracts from the Books and Records, and for such purposes enter at any reasonable time upon the property where any Collateral or any Books and Records are located.

(c) Require the Pledgor to deliver to the Bank any instruments, chattel paper or letters of credit which are part of the Collateral, and to assign to the Bank the proceeds of any such letters of credit.

(d) Notify any account debtors, any buyers of the Collateral, or any other persons of the Bank's interest in the Collateral.

5. DEFAULTS. Any one or more of the following shall be a default hereunder.

(a) Any Indebtedness is not paid when due, or any default occurs under any agreement relating to the Indebtedness, after giving effect to any applicable grace or cure periods.

(b) The Pledgor breaches any term, provision, warranty or representation under this Agreement, or under any other obligation of the Pledgor to the Bank, and such breach remains uncured after any applicable cure period.

(c) The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in the Collateral.

(d) Any custodian, receiver or trustee is appointed to take possession, custody or control of all or a substantial portion of the property of the Pledgor or of any guarantor or other party obligated under any Indebtedness.

(e) The Pledgor or any guarantor or other party obligated under any Indebtedness becomes insolvent, or is generally not paying or admits in writing its inability to pay its debts as they become due, fails in business, makes a general assignment for the benefit of creditors, dies, or commences any case, proceeding or other action under any bankruptcy or other law for the relief of, or relating to, debtors.

(f) Any case, proceeding or other action is commenced against the Pledgor or any guarantor or other party obligated under any Indebtedness under any bankruptcy or other law for the relief of, or relating to, debtors.

(g) Any involuntary lien of any kind or character attaches to any Collateral, except for liens for taxes not yet due.

(h) The Pledgor has given the Bank any false or misleading information or representations

6. BANK'S REMEDIES AFTER DEFAULT In the event of any default, the Bank may do any one or more of the following, to the extent permitted by law

(a) Declare any Indebtedness immediately due and payable, without notice or demand.

(b) Enforce the security interest given hereunder pursuant to the Uniform Commercial Code and any other applicable law

(c) Enforce the security interest of the Bank in any deposit account of the Pledgor maintained with the Bank by applying such account to the Indebtedness.

(d) Require the Pledgor to obtain the Bank's prior written consent to any sale, lease, agreement to sell or lease, or other disposition of any Collateral consisting of inventory.

(e) Require the Pledgor to segregate all collections and proceeds of the Collateral so that they are capable of identification and deliver daily such collections and proceeds to the Bank in kind

(f) Require the Pledgor to direct all account debtors to forward all payments and proceeds of the Collateral to a post office box under the Bank's exclusive control

(g) Require the Pledgor to assemble the Collateral, including the Books and Records, and make them available to the Bank at a place designated by the Bank.

(h) Enter upon the property where any Collateral, including any Books and Records, are located and take possession of such Collateral and such Books and Records, and use such property (including any buildings and facilities) and any of the Pledgor's equipment, if the Bank deems such use necessary or advisable in order to take possession of, hold, preserve, process, assemble, prepare for sale or lease, market for sale or lease, sell or lease, or otherwise dispose of, any Collateral

(i) Demand and collect any payments on and proceeds of the Collateral. In connection therewith the Pledgor irrevocably authorizes the Bank to endorse or sign the Pledgor's name on all checks, drafts, collections, receipts and other documents, and to take possession of and open the mail addressed to the Pledgor and remove therefrom any payments and proceeds of the Collateral.

(j) Grant extensions and compromise or settle claims with respect to the Collateral for less than face value, all without prior notice to the Pledgor

(k) Use or transfer any of the Pledgor's rights and interests in any Intellectual Property now owned or hereafter acquired by the Pledgor, if the Bank deems such use or transfer necessary or advisable in order to take possession of, hold, preserve, process, assemble, prepare for sale or lease, market for sale or lease, sell or lease, or otherwise dispose of, any Collateral. The Pledgor agrees that any such use or transfer shall be without any additional consideration to the Pledgor. As used in this paragraph, "Intellectual Property" includes, but is not limited to, all trade secrets, computer software, service marks, trademarks, trade names, trade styles, copyrights, patents, applications for any of the foregoing, customer lists, working drawings, instructional manuals, and rights in processes for technical manufacturing, packaging and labeling, in which the Pledgor has any right or interest, whether by ownership, license, contract or otherwise

(l) Have a receiver appointed by any court of competent jurisdiction to take possession of the Collateral. The Pledgor hereby consents to the appointment of such a receiver and agrees not to oppose any such appointment

(m) Take such measures as the Bank may deem necessary or advisable to take possession of, hold, preserve, process, assemble, insure, prepare for sale or lease, market for sale or lease, sell or lease, or otherwise dispose of, any Collateral, and the Pledgor hereby irrevocably constitutes and appoints the Bank as the Pledgor's attorney-in-fact to perform all acts and execute all documents in connection therewith.

(n) Without notice or demand to the Pledgor, set off and apply against any and all of the Indebtedness any and all deposits (general or special, time or demand, provisional or final) and any other indebtedness, at any time held or owing by the Bank or any of the Bank's agents or affiliates to or for the credit of the account of the Pledgor or any guarantor or endorser of the Pledgor's Indebtedness

(o) Exercise any other remedies available to the Bank at law or in equity.

7. <u>CONFESSION OF JUDGMENT</u>. THE PLEDGOR AUTHORIZES ANY ATTORNEY ADMITTED TO PRACTICE BEFORE ANY COURT OF RECORD IN THE UNITED STATES OR ANY CLERK OF ANY COURT OF RECORD TO APPEAR ON BEHALF OF THE PLEDGOR IN ANY COURT IN ONE OR MORE PROCEEDINGS, OR BEFORE ANY CLERK THEREOF OR OTHER COURT OFFICIAL, AND TO CONFESS JUDGMENT AGAINST THE PLEDGOR IN FAVOR OF THE HOLDER OF THIS AGREEMENT IN THE FULL AMOUNT OF THE SECURED OBLIGATIONS THEN DUE AND OWING UNDER THE DEBT INSTRUMENT AND THIS AGREEMENT PLUS ATTORNEYS' FEES EQUAL TO FIFTEEN PERCENT (15%) OF THE TOTAL AMOUNT DUE, PLUS COURT COSTS, ALL WITHOUT PRIOR NOTICE OR OPPORTUNITY OF THE PLEDGOR FOR PRIOR HEARING. THE PLEDGOR AGREES AND CONSENTS THAT VENUE AND JURISDICTION SHALL BE PROPER IN THE CIRCUIT COURT OF ANY COUNTY OF THE STATE OF MARYLAND OR OF BALTIMORE CITY, MARYLAND, OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND. THE PLEDGOR WAIVES THE BENEFIT OF ANY AND EVERY STATUTE, ORDINANCE, OR RULE OF COURT WHICH MAY BE LAWFULLY WAIVED CONFERRING UPON THE PLEDGOR ANY RIGHT OR PRIVILEGE OF EXEMPTION, HOMESTEAD RIGHTS, STAY OF EXECUTION, OR SUPPLEMENTARY PROCEEDINGS, OR OTHER RELIEF FROM THE ENFORCEMENT OR IMMEDIATE ENFORCEMENT OF A JUDGMENT OR RELATED PROCEEDINGS ON A JUDGMENT. THE AUTHORITY AND POWER TO APPEAR FOR AND ENTER JUDGMENT AGAINST THE PLEDGOR SHALL NOT BE EXHAUSTED BY ONE OR MORE EXERCISES THEREOF, OR BY ANY IMPERFECT EXERCISE THEREOF, AND SHALL NOT BE EXTINGUISHED BY ANY JUDGMENT ENTERED PURSUANT THERETO; SUCH AUTHORITY AND POWER MAY BE EXERCISED ON ONE OR MORE OCCASIONS FROM TIME TO TIME, IN THE SAME OR DIFFERENT JURISDICTIONS, AS OFTEN AS THE HOLDER SHALL DEEM NECESSARY, CONVENIENT, OR PROPER.

8. <u>Waiver of Jury Trial</u>. THE PARTIES TO THIS AGREEMENT WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH THEY MAY BE PARTIES, ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY PERTAINING TO, THIS AGREEMENT. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTION OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE.

9. <u>MISCELLANEOUS</u>.

(a) Any waiver, express or implied, of any provision hereunder and any delay or failure by the Bank to enforce any provision shall not preclude the Bank from enforcing any such provision thereafter.

(b) The Pledgor shall, at the request of the Bank, execute such other agreements, documents, instruments, or financing statements in connection with this Agreement as the Bank may reasonably deem necessary

(c) All notes, security agreements, subordination agreements and other documents executed by the Pledgor or furnished to the Bank in connection with this Agreement must be in form and substance satisfactory to the Bank

(d) This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland. To the extent that the Bank has greater rights or remedies under federal law, whether as a national bank or otherwise, this paragraph shall not be deemed to deprive the Bank of such rights and remedies as may be available under federal law. Jurisdiction and venue for any action or proceeding to enforce this Agreement shall be the forum appropriate for such action or proceeding against the Debtor, to which jurisdiction the Pledgor irrevocably submits and to which venue the Pledgor waives to the fullest extent permitted by law any defense asserting an inconvenient forum in connection therewith.

(e) All rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law. Any single or partial exercise of any right or remedy shall not preclude the further exercise thereof or the exercise of any other right or remedy.

(f) All terms not defined herein are used as set forth in the Uniform Commercial Code.

(g) In the event of any action by the Bank to enforce this Agreement or to protect the security interest of the Bank in the Collateral, or to take possession of, hold, preserve, process, assemble, insure, prepare for sale or lease, market for sale or lease, sell or lease, or otherwise dispose of, any Collateral, the Pledgor agrees to pay immediately the costs and expenses thereof, together with reasonable attorneys' fees and allocated costs for in-house legal services to the extent permitted by law.

(h) In the event the Bank seeks to take possession of any or all of the Collateral by judicial process, the Pledgor hereby irrevocably waives any bonds and any surety or security relating thereto that may be required by applicable law as an incident to such possession, and waives any demand for possession prior to the commencement of any such suit or action.

(i) This Agreement shall constitute a continuing agreement, applying to all future as well as existing transactions, whether or not of the character contemplated at the date of this Agreement, and if all transactions between the Bank and the Pledgor shall be closed at any time, shall be equally applicable to any new transactions thereafter.

(j) The Bank's rights hereunder shall inure to the benefit of its successors and assigns. In the event of any assignment or transfer by the Bank of any of the Indebtedness or the Collateral, the Bank thereafter shall be fully discharged from any responsibility with respect to the Collateral so assigned or transferred, but the Bank shall retain all rights and powers hereby given with respect to any of the Indebtedness or the Collateral not so assigned or transferred. All representations, warranties and agreements of the Pledgor if more than one are joint and several and all shall be binding upon the personal representatives, heirs, successors and assigns of the Pledgor.

10. FINAL AGREEMENT. BY SIGNING THIS DOCUMENT EACH PARTY REPRESENTS AND AGREES THAT: (A) THIS DOCUMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, (B) THIS DOCUMENT SUPERSEDES ANY COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS RELATING TO THE SUBJECT MATTER HEREOF, UNLESS SUCH COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS EXPRESSLY PROVIDES TO THE CONTRARY, (C) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES, AND (D) THIS DOCUMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.

The parties executed this Agreement as of November 4, 2010 intending to create an instrument executed under seal.

BANK OF AMERICA, N.A.

By: ______________________
Authorized Signer, Officer DPS Analyst

Address for Notices:
Bank of America, N.A.
Farmington - Attn: Document Retention
70 Batterson Park Road
Farmington, CT 06032
CT2-515-BB-03

Brekford Corp.

By ______________________ (Seal)
Chandra B. Brechin, chief Executive Officer

By ______________________ (Seal)
Scott B. Rutherford, President

Pledgor's Location (principal residence, if the Pledgor is an individual, chief executive office, if the Pledgor is not an individual):

7020 Dorsey Road, Suite C Building C
Hanover, Maryland 21076-1577

Pledgor's state of incorporation or organization (if Pledgor is a corporation, partnership, limited liability company or other registered entity): Maryland

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, C.B. Brechin, certify that:

1. I have reviewed this annual report on Form 10-K of Brekford Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2011

By: /s/ C.B. Brechin
C.B. Brechin, Principal Executive Officer and
Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Brekford Corp. (the "Company") on Form 10-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, C.B. Brechin, Principal Executive Officer and Principal Financial Officer, certify to my knowledge and in my capacity as an officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and,

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 22, 2011

By: /s/ C.B. Brechin
C.B. Brechin
Principal Executive Officer and Principal Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.